UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 20-F/A

(Amendment No. 1)

☒

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Not Applicable

For the transition period from

 to

Commission File Number ___________

EAST ENERGY CORP.

(formerly “Gobi Gold Inc.”)

(Exact name of registrant as specified in its charter)

A CORPORATION FORMED UNDER THE LAWS OF BRITISH COLUMBIA, CANADA

(Jurisdiction of incorporation or organization)

Suite #2772, 1055 West Georgia Street, PO Box 11176, Vancouver, British Columbia, Canada, V6E 3R5

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, no par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:   None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of October 31, 2007:      33,742,582

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act.

Yes ☐

No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.         Not applicable

Yes  ☐

No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Not applicable

Yes  ☐

No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “Accelerated filer and large accelerated file” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer:   ☐

Accelerated file:   ☐

Non-accelerated filer:  ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☒

Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Not applicable

Yes ☐

No  ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐

No ☐

Not Applicable

TABLE OF CONTENTS

      PAGE

INTRODUCTION AND USE OF CERTAIN TERMS

 5

FORWARD-LOOKING STATEMENTS

             5

GLOSSARY OF MINING TERMS

            5

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

           9

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

          9

ITEM 3.

KEY INFORMATION

          9

ITEM 4.

INFORMATION ON THE COMPANY

            14

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

           24

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

          32

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

          38

ITEM 8.

FINANCIAL INFORMATION

          39

ITEM 9.

THE OFFER AND LISTING

          40

ITEM 10.

ADDITIONAL INFORMATION

          40

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT

48

MARKET RISK

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          48

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          48

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

48

HOLDERS AND USE OF PROCEEDS

ITEM 15.

CONTROLS AND PROCEDURES

            49

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

           49

ITEM 16B.

CODE OF ETHICS

          49

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

          49

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS

49

 FOR AUDIT COMMITTEES

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER

49

AND AFFILIATE PURCHASERS

ITEM 16F.

OTHER

          49

PART III

ITEM 17.

FINANCIAL STATEMENTS

          49

ITEM 18.

FINANCIAL STATEMENTS

          49

ITEM 19.

EXHIBITS

          50

SIGNATURES

INTRODUCTION AND USE OF CERTAIN TERMS

East Energy Corp. (formerly “Gobi Gold Inc.”) (“East Energy” or the “Company”) is incorporated under the laws of the province of British Columbia, Canada.  In this document, the term “Company” refers to East Energy Corp. and, if applicable, its consolidated subsidiaries. Where required, the term “East Energy” refers to East Energy Corp. as a standalone entity. The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are presented in Canadian dollars.  Unless otherwise indicated, references to dollar amounts in this Registration Statement relate to Canadian dollars.  East Energy Corp. will file reports and other information with the Securities and Exchange Commission ("SEC") located at 100 F Street, NE Washington, DC 20549 .   Copies of the Company’s future filings with the SEC may be obtained by accessing the SEC’s website located at www.sec.gov.   Further, the Company currently files reports under Canadian regulatory requirements on SEDAR.  Copies of the Company’s reports filed on SEDAR can be obtained by accessing SEDAR’s website at www.sedar.com. The principal executive office of the Company is located at Suite #2772, 1055 West Georgia Street, PO Box 11176, Vancouver, British Columbia, Canada, V6E 3R5, Tel: 604-688-0939, Fax: 604-684-7322, email address info@eastenergy.com  and website www.eastenergy.com.

FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements regarding events and financial trends which may affect the Company’s future operating results and financial position.  Such statements are subject to risks and uncertainties that could cause the Company’s actual results and financial position to differ materially from those anticipated in forward looking statements.  These factors include, but are not limited to, the fact that the Company is in the exploration stage, will need additional financing to develop its properties and will be subject to certain risks since its prospects are located in China, all of which factors are set forth in more detail in the section entitled “Risk Factors” in Item 3.D. and “Operating and Financial Review and Prospects” at Item 5.

GLOSSARY OF TERMS

“anomalous”

adjective describing a sample, location or area at which either (i) the concentration of an element(s) or (ii) a geophysical measurement is significantly different from (generally higher than) the average background concentrations in an area.  Though it may not constitute mineralization, an anomalous sample or area may be used as a guide to the possible location of mineralization.

“anomaly”	an area defined by one or more anomalous points.
“anthracite coal”	means a class of coal of the highest rank and having a heat value, calculated on an ash-free basis, as high as 34,900 KJ/Kg (15,000 BTU/lb) and primarily used for industrial and home heating purposes.
“antimony”	a trivalent and pentavalent metalloid element that is commonly metallic silvery white, crystalline, and brittle yet rather soft.
“assay”	an analysis of the contents of metals in mineralized rocks.
“bcm”	means a bank cubic meter, which represents one cubic meter of material measured prior to disturbance.
“bituminous coal”

means a class of coal having heat values, calculated on an ash-free basis, typically ranging from 24,400 to 32,600 KJ/Kg (10,000 to 14,000 BTU/lb), commonly used for utility and industrial steam purposes and, in the steel-making industry, for making coke or for pulverized coal injection into the blast furnace.

“BTU”	means a British thermal unit; the amount of heat needed to raise the temperature of one pound of water by one degree Fahrenheit.
“China Minmetals”	means China Minmetals Corporation
“CIM”	Canadian Institute of Mining, Metallurgy and Petroleum.
“CMT”	means a clean metric tonne, which represents one metric tonne of coal that has been prepared for sale in a coal processing plant.

“coal processing plant”	means a facility for crushing, sizing, or washing coal to prepare it for sale.
“coal rank”	means the qualitative classification of coal from lignite to anthracite based on calorific content and other qualitative and quantitative characteristics.
“coke”	means a hard, dry carbon substance produced by heating coal to a very high temperature in the absence of air, used primarily in the manufacture of iron and steel.
“coking coal”	is metallurgical coal that exhibits the physical and chemical properties that are necessary to form coke.
“Company”	means East Energy Corp. (formerly “Gobi Gold Inc.”).
“concentrates”	to separate ore or metal from its containing rock or earth.
“deposit”	for coal properties – criteria applied to coal deposits for the purposes of determination of coal resources and reserves and include both “Geology Type” as well as “Deposit Type”
“deposit type”	refers to the extraction method most suited to the coal deposit. There are four categories, which are “surface”, “underground”, “non-conventional” and “sterilized”
“fault” or “block fault”

a fracture in a rock across which there has been displacement.  Block faults are usually steep, and break the earth’s crust into “blocks” that are displaced vertically and/or laterally relative to each other.

“g/t”	unit of grade expressed in grams/tonne.
“gangue”	the non economic portion of ore.
“geology type”

is a definition of the amount of geological complexity, usually imposed by the structural complexity of the area and determines the approach to be used for the Resource/Reserve estimation methodology and the limits to be applied to certain key estimation criteria.

“geophysical”	the use of geophysical instruments and methods to determine subsurface conditions by analysis of such properties as specific gravity, electrical conductivity, and magnetic susceptibility.
“gouge”	a thin layer of soft earthy putty-like rock material along the containing wall of a mineral vein.
“grade”	the amount of valuable mineral in each tone of ore, expressed as ounces per ton or grams per tonne for precious metal and as a percentage by weight for other metals.
“hydrothermal”	of or pertaining to heated water, to the action of heated water, or to the products of the action of heated water.
“Jiangcang Mining Area”	an area located in the northeast part of Qinghai Province, approximately 315 km northwest of the provincial capital city of Xining, China
“metallurgical coal”	means the various grades of coal used in the integrated steel making process, which are suitable for carbonization to make coke or for pulverized coal injection into the blast furnace.

“mineral reserve”

the economically mineable part of a measured mineral resource or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting minerals and allowances for losses that may occur when the material is mined.

“mineral resource”

a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

“mineralization”	for coal deposits refers to coal development and coal seam stratigraphy.
“Mole Group”	seams with thick sandstones, carbonaceous mudstones, lenticular limestone layers or calcareous siltstones formed during the Triassic age.
“Muli Formation”	grey siltstone, medium grain sandstone, carbonaceous mudstone found in coal seams 11-20
“outcrop”	an exposure on the surface of the underlying rock.
“PRC”	the Peoples’ Republic of China
“QSRD”	Qinghai Sinomine Resources Development Ltd., a company 100% owned by China Minmetals Corporation
“Qualified Person”

an individual who is an engineer or geoscientist with at least five years experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the project or report and is a member in good standing of an approved self-regulating organization.

“reserve”

means coal quantities that are anticipated to be mineable based upon the completion of feasibility studies, utilizing existing technology, under prevailing economic conditions and which have no legal impediment to mining.

“resource”

utilized to quantify coal contained in seams occurring within specified limits of thickness and depth from surface.  It refers to the in-place inventory of coal that has ‘reasonable prospects for economic extraction’

“RMB”	means the Chinese currency Renminbi.
“sample”	sample of selected rock chips from within an area of interest.
“seam”	means a three-dimensional zone consisting of one or more layers of coal, which may be separated, by one or more thin layers of rock.
“sedimentary rock”	a rock that has been formed by the consolidation of loose sediment that has accumulated in layers.
“sedimentary”	formed by the deposition of solid fragmented material that originates from weathering of rocks and is transported from a source to a site of disposition.

“steam coal”	has the same meaning as thermal coal.
“strike”	the direction or trend that a structural surface takes as it intersects the horizontal.
“strip ratio”	means the ratio of overburden materials to underlying coal, generally measured in BCM of overburden in place to CMT of coal
“subbituminous coal”

means a class of coal intermediate in rank between lignite and bituminous coal and possessing a heat value, calculated on an ash-free basis, generally ranging from approximately 19,300 to 26,700 KJ/kg (8,300 to 11,500 BTU/lb), used to generate electricity or to process heat.

“thermal coal”	means coal used for its heating value in power plant and industrial steam boilers to produce electricity or process heat.
“tonne”	metric unit of weight consisting of 1,000 kilograms or 2,204.6 pounds.
“Triassic”	the period of geological time from 225 to 195 million years before present.
“vein”	a tabular mineral deposit formed in or adjacent to faults or fractures by the deposition of minerals from hydrothermal fluids.
“volatile matter”	means that portion of coal that is driven off in gaseous and vapor form when coal is subjected to a standard heating test.
“volcanic”	pertaining to the activity, structures or rock types of a volcano.
“Zhong’ao”	Means Qinghai Zhong’ao Energy Development Co. Ltd. – QSRD currently holds a 26% equity interest in Zhong’ao Energy Development Ltd.

All disclosure about our exploration properties in this Registration Statement conforms to the standards of United States Securities and Exchange Commission Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, other than disclosure of “Mineral Resources”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”, which are Canadian geological and mining terms as defined in accordance with Canadian National Instrument 43-101 under the guidelines set out in the CIM Standards.

In this Registration Statement references to “Canadian National Instrument 43-101” are references to National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators and references to “CIM Standards” are references to Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.

Cautionary Note to U.S. Investors concerning estimates of Measured Mineral Resources and Indicated Mineral Resources.    This Registration Statement uses the terms “Measured Mineral Resource” and “Indicated Mineral Resource.” We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the Mineral Resources in these categories will ever be converted into Mineral Reserves.

PART 1

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.

DIRECTORS AND SENIOR MANAGEMENT*

The following table sets forth as of October 31, 2007, the names, business addresses and functions of the Company’s directors and senior management.

Name	Business Address	Position
Howard Ratti	Suite #2772, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3R5	President, Chief Executive Officer and Director
Ken Cai	Suite #2772, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3P3	Director
Wade Dawe**	Suite #502 – 2000 Barrington Street, Halifax, Nova Scotia, Canada B3J 3K1	Director (until September 17, 2007)
Howard Balloch	Suite #C512, 50 Liangmaqiao Road Beijing 100016, China	Director
Richard S. Buski	TH#2 – 4900 Cartier Street Vancouver, British Columbia, Canada V6M 4H2	Director
Mar Bergstrom	Suite #2772, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3R5	Vice-President, and Corp. Secretary
Garnet Clark*	Suite #2772, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3R5	Vice-President, Finance and Chief Financial Officer

*Mr. Garnet Clark was appointed Vice President, Finance and Chief Financial Officer August 1, 2007.

**Due to Mr. Dawe’s commitments to Linear Gold Corp., Mr. Dawe did not stand for re-election at the Company’s Annual General Meeting held September 17, 2007.  There are currently four directors:  Mr. Ratti, Dr. Cai, Mr. Balloch and Mr. Buski.

B.

ADVISERS

The Company's registrar and transfer agent for its common shares is Pacific Corporate Trust Company,  located at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Canada, telephone: 604-689-9853, fax: 604-689-8144, internet: www.pctc.com. The principal executive office of the Company is located at Suite #2772, 1055 West Georgia Street, PO Box 11176, Vancouver, British Columbia, Canada, V6E 3R5, Tel: 604-688-0939, Fax: 604-684-7322, email address info@eastenergy.com  and website www.eastenergy.com.  The Company's legal advisors are Salley Bowes Harwardt, located at 1185 West Georgia Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 4E6 and US legal advisor is Daniel B. Eng, Attorney at Law, 1455 Response Road, Suite 230, Sacramento, California 95815.

C.

AUDITORS

The Company's auditors are Morgan & Company, located at Pacific Centre, 1488 - 700 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1A1.  Morgan & Company has been the Company’s auditor since February 17, 1998.   Morgan & Company are registered with  the Public Company Accounting Oversight Board.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

A.

SELECTED FINANCIAL DATA

The following selected financial information for the quarter ended June 30, 2007 (unaudited) and 2006 (unaudited)  and fiscal years ended March 31, 2007,  2006,  2005,  2004 and , 2003  are derived from the financial statements of the Company and should be read in conjunction with the financial statements and the notes attached to this Registration Statement.  The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  Over the period reviewed, there have been significant differences between Canadian GAAP and United States GAAP including the recording of exploration costs, recognition of compensation expense upon release of the escrow shares, issuance of stock options and the recording of marketable securities.  The following tables summarize selected financial data. The Company has not had any discontinued operations, nor has it declared any dividends.

Canadian GAAP

	June 30, 2007	June 30, 2006	March 31, 2007	March 31, 2006	March 31, 2005	March 31, 2004	March 31, 2003

Operations
Interest and sundry income	$70,830	$7,000	$188,152	$3,858	$471	$ -	$ -
Exploration expense	70,390	18,556	90,265	29,250	-	-	-
Operating loss	(440,285)	(93,594)	(1,118,550)	(274,366)	(46,743)	(38,869)	(45 169)
Loss for the period	$(369,455)	$(86,594)	$(960,398)	$(270,508)	$(33,790)	$(24,747)	$(47 169)

	June 30 2007	June 30, 2006	March, 31 2007	March 31, 2006	March 31, 2005	March 31, 2004	March 31, 2003
Loss per Common share from continuing operations	($0.01)	($0.01)	($0.04)	($0.02)	($0.00)	($0.01)	($0.01)
(basic and diluted)
Common shares used in calculations	30,491,769	11,553,493	25,638,808	11,082,799	6,961,380	4,337,818	4,168,741
Consolidated Balance Sheet Data
Total assets	$9,781,759	$5,098,940	5,481,946	5,150,829	82,403	3,018	710
Mineral interests	227,500	30,000	-	5,000	-	-	-
Total liabilities	51,325	25,178	81,398	24,473	4,973	91,298	64 243
Net assets	9,730,434	5,073,762	5,400,548	5,126,356	77,430	(88,280)	(63 533)
Share capital	$13,465,907	$7,948,025	$8,879,565	$7,938,025	$2,790 431	$2,590 931	$2 590 931
Shares outstanding - basic	33,742,852	11,551,541	27,682,082	23,094,818	7,187,818	4,337,818	4,337,818

United States GAAP

	June 30, 2007	June 30, 2006	March 31, 2007	March 31, 2006	March 31, 2005	March 31, 2004	March 31, 2003
Operations
Interest and sundry income	$70,830	$7,000	$188,852	$3,858	$471	$ -	$ -
Exploration expense	70,390	18,556	90,265	29,250	-	-	-
Loss for the period	$(369,455)	$(86,594)	$(960,398)	$(270,508)	$(33,790)	$(24,747)	$(47 169)

Income (loss) from continuing
operations per common share	($0.01)	($0.01)	($0.04)	($0.02)	($0.00)	($0.01)	($0.01)

(basic and diluted)
Common shares used in calculations	30,341,321	11,403,045	25,488,360	10,932,351	6,810,932	4,187,370	4,018,293

Consolidated Balance Sheet Data
Total assets	$9,781,759	$5,148,584	5,481,946	5,150,829	82,403	3,018	710
Mineral interests	227,500	30,000	-	5,000	-	-	-
Total liabilities	51,325	25,178	81,398	24,473	4,973	91,298	64 243
Net assets	9,730,434	5,123,406	5,400,548	5,127,248	77,430	(88,280)	(63 533)
Share capital (included common shares and additional paid-in capital)	$14,043,797	$8,43,865	$9,344,455	$8,109,865	$2,790,431	$2,590,931	$2,590,931
Common shares outstanding	33,742,852	11,551,541	27,682,082	23,094,818	7,187,818	4,337,818	4,337,818

Exchange Rates

The following table sets forth information as to the average period end, high and low exchange rate for Canadian dollars and US dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (US$1.00 = $1.0678 as at June 30, 2007).

Year Ended June 30,	Average	Period End	High	Low
2007	1.1322	1.0634	1.1852	1.0579
2006	1.1628	1.1150	1.2437	1.0989
2005	1.2500	1.2256	1.3353	1.1775
2004	1.3440	1.3407	1.4114	1.2690
2003	1.5106	1.3558	1.5963	1.3348

The following table sets out the high and low exchange rate for each month during the previous six months:

Month	High	Low
July 2007	$1.0689	$1.0372
June 2007	$1.0727	$1.0579
May 2007	$1.1136	$1.0701
April 2007	$1.1583	$1.1068
March 2007	$1.1810	$1.1530
February 2007	$1.1852	$1.1586

B.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness as of March 31, 2007 and March 31, 2006 and as of June 30, 2007 and June 30, 2006 in accordance with Canadian GAAP.  This section should be read in conjunction with the consolidated financial statements and related notes contained elsewhere in this Registration Statement.

	As of June 30, 2007	As of June 30, 2006	As of March 31, 2007	As of March 31, 2006
Shareholders’ equity
Common shares, unlimited number of common shares without par value:	13,465,907	7,948,025	8,879,565	7,938,025
Contributed surplus	577,890	195,840	464,890	171,840
Deficit	(4,313,363)	(3,070,103)	(3,943,907)	(2,983,509)
Total shareholders’ equity	9,730,434	5,073,762	5,400,548	5,126,356
Total capitalization and indebtedness	9,781,759	5,098,940	5,481,946	5,150,829

C.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.

RISK FACTORS

We are engaged in the exploration and acquisition of mineral  property interests with a primary focus on properties in the Peoples Republic of China and North America   In 2007, we entered into a  Joint Venture Agreement and Share Transfer  Agreement with China Minmetals Corporation (“China Minmetals”) for coal exploration, mining and coking projects in Qinghai Province, China.  Under the  terms of the Agreements, the Company will acquire a 49% equity interest in Qinghai Sinomine Resources Development Ltd. (“QSRD”), a company 100% owned by China Minmetals. QSRD currently holds an exploration license in the Qinghai Jiangcang Metallurgical Coal Basin and a 26% equity interest in Zhong’ao Energy Co. Ltd.  Zhong’ao controls four blocks of metallurgical coal in the Jiangcang Coal Basin.  In addition to the other information presented in this Registration Statement, you should consider the following carefully in evaluating the Company and its business. This Registration Statement contains forward-looking statements that involve risks and uncertainties.  The Company’s actual results may differ materially from the results discussed in the forward-looking statements.  Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this Registration Statement.

The Company has no operating  revenues and has incurred losses since it inception

The Company has no history of operating revenues and has incurred losses since its inception. There are no known commercial quantities of mineral reserves on the Company’s indirect interests in mining claims. Accordingly it is not possible to predict when, if at all, the Company will generate revenues or income from its operations.

The Company is an Exploration Stage Company which is Speculative

Currently, the Company is in the exploration business which is  characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production..  There is no assurance that the Company’s mineral exploration and development activities will result in any discoveries of commercial bodies of ore at its interest in claims located in Qinghai Province, China.

Currently, the Company does not have control over QSRD which owns claims in the Qinqhai Province China

We have entered into an agreement to acquire a 49% equity interest in QSRD which own certain claims located in Qinghai Province, China with the right to obtain a controlling interest.  However, our ability to implement policies at QSRD may be limited until we obtain such control.  Further our ability to acquire control of QSRD is subject to approval by the Chinese government.

Because the Company has an administrative office in Canada and potential mineral claims in China, it is subject to Foreign Currency Exchange Risks

The Company currently maintains its accounts in Canadian dollar denominations.  The Company currently has an interest in a joint venture project located in China.  Since July 2005, the value of the RMB has been tied to a basket of currencies of China’s largest trading partners.  Given that most of East Energy’s expenditures are currently and are anticipated to be incurred in Canadian dollars and RMB, East Energy is subject to foreign currency fluctuations which may materially affect its financial position and operating results. The Company does not currently have a hedging program and does not engage in hedging activities to mitigate foreign currency exchange risks.

Future Financing

The Company has limited financial resources and  will need additional financing for exploration and development of its interest in Qinghai Province, China and other proposed projects. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

The Company is dependent on its President

The success of the Company is currently largely dependent on the performance of its president and chief executive officer, Howard Ratti. The loss of his services could delay the development of the Company’s interest in Qinqhai Province, China which  could have a materially adverse effect on the Company’s business and prospects.  The Company has not purchased any “key-man” insurance with respect to Mr. Ratti, or any of its directors.

Potential Conflicts of Interest

Certain members of the Company’s board also serve as directors of other companies involved in natural resource exploration and development. . In particular, Ken Z. Cai and Wade Dawe are directors of and serve in management of other exploration and development companies seeking minerals.  Consequently, there exists the possibility that those directors may serve on other exploration and development companies that may be interested in acquiring properties in which the Company may also be interested in.  Any decision made by those directors shall be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors and officers will declare, and refrain from voting on, any matter in which such directors or officers may have a conflict of interest.  See Item 6. Directors, Senior Management and Employees.

Fluctuating Mineral Prices

Factors beyond the control of the Company may affect the marketability of coal discovered, if any.  Coal prices have fluctuated widely, particularly in recent years. This fluctuations is price may affect the economic viability of our claims.

The Company is a Passive Foreign Investment Company for United State Federal Income Tax Purposes

The Company believes that it is a passive foreign investment company (“PFIC”) for United States Federal income tax purposes because it currently earns 75% or more of its gross income from passive sources.  As a result, United States holders of the Company's common shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holders common shares, or upon receipt of "excess distributions," unless such holder of common shares elected to be taxed currently on his or her pro rata portion of the Company's income, whether or not the income was distributed in the form of dividends or otherwise.  See Item 10.E. “Taxation - United States Tax Consequences - Passive Foreign Investment Companies.”

Peoples Republic of China  Political and Economic Considerations

The business operations of the Company will be located in, and the revenues of the Company, if any, will be derived from activities in, the Peoples Republic of China (“PRC”).  The economy of the PRC has traditionally been a planned economy, subject to five-year and annual plans adopted by the state, which set down national economic development goals. Since 1978, the PRC has been moving the economy from a planned economy to a more open, market-oriented system. However, the Chinese government continues to play a significant role in regulating industry that may affect our claims or our ability to develop our claims.

PRC Legal System and Enforcement

Most material agreements to which the Company or its affiliates are party or will be party in the future with respect to mining assets in the PRC are expected to be governed by Chinese law and some may be with Chinese governmental entities. The PRC legal system embodies uncertainties that could limit the legal protection available to the Company in the event that there is any dispute regarding it joint venture agreement to develop the properties.

Reliability of Information

While the information contained herein regarding the PRC has been obtained from a variety of sources, including government and private publications, independent verification of this information is not available and there can be no assurance that the sources from which it is taken or on which it is based are wholly reliable.

Ownership and Regulation of Mineral Resources is subject to extensive government regulation

Exploration Licences are issued by the Qinghai Department of Lands and Resources and are valid for a one year period.  These Licences are renewed annually by application to the department, which must include evidence of a valid Company Business Licence, a detailed exploration report with a certificate from the Institute that conducted the work, a receipt showing payment to the Institute for work performed, a breakdown on total expenditures, follow up exploration plans and finally a certificate from the Department of Lands and Resources stating that the work has been carried out in accordance with Chinese Mineral Law.  There can be no certainty that any such approvals will be granted (directly or indirectly) to East Energy in a timely manner, or at all.

Penny Stock Rules May Make It More Difficult to Trade the Company’s Common Shares

The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price, as defined, less than US$5.00 per share subject to certain exceptions.  The Company's common shares are quoted in the United States, its commons shares may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors.  Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also affect the ability of the Company's investors to sell their shares in the secondary market.

ITEM 4.

INFORMATION ON THE COMPANY

Cautionary Note to U.S. Investors

We describe our properties utilizing mining terminology such as "measured resources" and "indicated resources" that are required by Canadian regulations but are not recognized by the SEC. U.S. investors are cautioned not to assume that any part of the mineral deposits in these categories will ever be converted into reserves.

A.

HISTORY AND DEVELOPMENT OF THE COMPANY

The Company is a British Columbia corporation whose common shares trade on the TSX Venture Exchange (“TSX”) under the trading symbol EEC.

The Company was incorporated under the laws of the Province of British Columbia on July 8, 1987 as “Biovest Holdings Corporation”.  Its name was changed to “Clear Creek Resources Ltd.” on March 16, 1989, and then to “Olympus Stone Inc.” on January 10, 2000; and the Company continued its jurisdiction of incorporation from British Columbia to Yukon.  In September, 2004, the Company received shareholder and regulatory approval to consolidate its capital on a one-new-for-two-old basis, and the name of the Company was changed to Gobi Gold Inc. (TSX Venture Exchange symbol GGD.H).  On August 16, 2005, shareholders approved a special resolution to continue the Company under the Business Corporations Act (British Columbia) and to apply to the Yukon Registrar of Corporations for authorization to permit such continuance.  On August 30, 2006 the Company changed its name to East Energy Corp.  The principal executive office of the Company is located at Suite #2772 - 1055 West Georgia Street, PO Box 11176, Vancouver, British Columbia, Canada, V6E 3R5, telephone 604-688-0939.

At present, all of the Company's properties are in the exploration stage and further exploration will be required before final evaluations as to the economic and legal feasibility can be determined.  None of the Company’s properties has a known body of commercial ore, nor are any such properties at the commercial development or production stage.  No assurance can be given that commercially viable mineral deposits exist on any of the Company’s properties.  Further, the Company’s interest in joint ventures, which own properties, will be subject to dilution if the Company fails to expend further funds on the projects.  The Company has not generated cash flows from operations.  These facts increase the uncertainty and risks faced by investors in the Company.   For more information see Item 3. D. - "Risk Factors."

As a general policy, the Company does not intend to spend significant amounts of money on a property until it has received all required approvals.

B.

BUSINESS OVERVIEW

Background

All disclosure about our exploration properties in this Registration Statement conforms to the standards of United States Securities and Exchange Commission Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, other than disclosure of “Mineral Resources”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”, which are geological and mining terms as defined in accordance with Canadian National Instrument 43-101 under the guidelines set out in the CIM Standards. U.S. investors in particular are advised to read carefully the definitions of these terms as well as the explanatory and cautionary notes in the Glossary, and the cautionary notes below, regarding use of these terms.

We are engaged in the exploration and acquisition of coal properties in China and North America.  We are an exploration stage company and none of our properties are currently beyond the advanced exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of our properties and further exploration work may be required before a final evaluation as to the economic and legal feasibility is determined.  For further information, see Item 3.D – “Risk Factors”.

The Company has conducted exploration work on properties located in the Qinghai Province of China.  Currently, the Company has interests in a joint venture with a Chinese mining organization to hold mineral rights in China.  The Company does not have any subsidiaries.  The equity markets for junior mineral exploration companies are unpredictable.  While management believes that the quality of the concessions now held by the Company will attract joint venture partners in the short-term and medium-term, there is no guarantee that the terms would be as favorable as management would like.  For detailed property descriptions please refer to section D – “Description of Property”.

Agreements

Asia Gold Corp. Earn-in Agreement

Mongolia Property

In March 2007, East Energy was offered an opportunity to joint venture with China Minmetals Corporation, a multi-billion dollar international metals and minerals enterprise, with headquarters in Beijing, China.  On March 27, 2007, the Company terminated its Earn-in Agreement with Asia Gold Corp. (“Asia Gold”) on the seven mineral and coal licenses in the South Gobi Province of Mongolia to focus on advancing the Jiangcang Coal project with China Minmetals.  The following is provided solely for the purpose of historical data on the Company.  Pursuant to an Earn-in Agreement with Asia Gold signed on February 9, 2006, the Company was granted an option to earn up to an 80% undivided interest in seven mineral and coal licenses on the Mongolia Property in the South Gobi Province of Mongolia.

The option to earn an 80% interest was to be exercised in two stages.  The Company, in the first stage, could earn an initial 55% interest and in the second stage could earn an additional 25% interest, for an aggregate interest of 80%.  To exercise the initial earn-in option, the Company would earn the initial 55% interest with an option payment of $20,000, issuance of the Company’s common shares to Asia Gold in four installments over three years valued at $190,000 and $360,000 of exploration expenditures on the property within three years of the effective date of April 6, 2006.  To exercise the second stage earn-in option, the Company would have to incur an additional $1,000,000 in exploration expenditures by April7, 2011.

The earn-in option was evaluated and a decision was made to terminate the agreement with Asia Gold and to focus on the Jiangcang Coal Basin Project in China.  The Company had made a non-refundable option payment of $20,000 and issued the first installment of 8,246 common shares to Asia Gold at $1.21 per share for $10,000.  The $20,000 option payment and the $10,000 share issuance were written off as of March 31, 2007.

The China Minmetals Joint Venture Agreement and Share Transfer Agreement

Jiangcang Coal Basin Project

On February 26, 2007, a Joint Venture Agreement and Share Transfer Agreement (the “Agreements”) were signed with China Minmetals Corporation (“China Minmetals”) for coal exploration, mining and coking projects in Qinghai Province, China.  These Agreements have been approved by the TSX Venture Exchange; and as at the date of this Registration Statement, they are subject to approval by the Chinese regulatory authorities.

Under the terms of the Agreements, the Company will acquire a 49% equity interest in Qinghai Sinomine Resources Development Ltd. (“QSRD”), a company 100% owned by China Minmetals.

To acquire the 49% interest in QSRD, the Company shall pay RMB44 million (approximately $5.8 million) to China Minmetals, payable in two installments:

(a)

The first payment of RMB10 million (approximately $1.3 million) is due within 15 days of Chinese Federal Government approval;

(b)

The second payment of RMB34 million (approximately $4.5 million) is due upon receipt of a business license for the Joint Venture.

The business license for the Joint Venture will be granted following a one month posting period.  In China, when a Chinese state-owned company (such as China Minmetals) is selling all or a portion of its assets, there is a requirement to publicly post the transaction to see if any other Chinese companies are interested in purchasing the asset.  If there are no other potential purchasers then the original sale will go through.  As of the date of this Registration Statement, the posting process has not been initiated and the Company has no assurance as to when the posting process will be initiated.  The Company has not made any of the payments noted above and cannot provide any time frame of when these payments will be made at this point in time.  The Company does not expect to make any payments in fiscal 2007.

QSRD currently holds an exploration license in the Qinghai Jiangcang Metallurgical Coal Basin and a 26% equity interest in Zhong’ao Energy Co. Ltd.  Zhong’ao controls four blocks of metallurgical coal in the Jiangcang Coal Basin.  It is for one of these blocks that QSRD holds the exploration license.  One mining license has been granted to Zhong’ao on one of the blocks.

The Agreements contains provisions that allow the Company to increase its ownership up to a majority position subject to approval of the Chinese government.  Given the unique opportunity of co-operation with China Minmetals, the Company wishes to focus on advancing this coal project in China.

Two NI43-101 Technical Reports on this coal project in China have been prepared by Norwest Corporation and authored by G.R. Jordan (P.Geol.) and Robert F. Engler (P. Geol.). Both reports in their entirety are available on SEDAR (www.sedar.com) and the Company’s web site (www.eastenergy.com).  The Norwest reports concluded that Jiangcang was a property of merit and recommended that follow up drilling and laboratory analysis should be conducted under the supervision of an Independent Qualified Person to verify the geological information gathered to date by the Qinghai Geological Survey Institute.  The Company intends to follow through with these verification recommendations to advance the level of assurance of economic coal resources on the property.

A $1.36 million exploration program has been proposed for the next two years on these properties.

BACKGROUND TO COAL MINING IN CHINA

China’s mining industry has traditionally been closed to foreign participation.  The following is a general description of China's foreign investment in China and the history of coal mining therein.

General Background

China is currently the world’s largest coal producing country.  China’s production level is more than double the amount  than the next largest producer, the United States.  The population of China is estimated at approximately 1.3 billion people.  Industry is the most important sector of the economy of China, accounting for 52.9 percent of its gross domestic product (“GDP”) in 2004.  The mining industry accounted for an estimated 6 percent of the national industrial output in 2004.  Services accounted for 33.3 percent and agriculture accounted for the remaining 13.8 percent of GDP in 2004.  In 2003, agriculture accounted for 49 percent of employment, while industry employed 22 percent and services 29 percent, with the mining industry employing more than 20 million people.  Since 1978, China has been moving from a planned economy to a more open, market-oriented system, with the result that the economic influence of privately owned enterprises and foreign investors has been steadily increasing.  The result of this economic development has been the quadrupling of GDP since 1978.

Agricultural output doubled in the 1980s, and industry has posted major gains, especially in coastal provinces, where foreign investment has helped spur output of both domestic and export goods.  Growth has not been without setbacks, as issues such as inflation, excessive capital investment, inefficient state owned enterprises and banks, and deterioration in the environment have periodically caused the State to backtrack, re-tightening central controls from time to time.

The Chinese legal system comprses written statutes and the interpretation of these statutes by the People’s Supreme Court.  The General Principles of the Civil Law of the PRC has been in effect since January 1, 1987.  Continuing efforts are being made to improve civil, administrative, criminal and commercial law especially since China’s accession into the WTO.  This includes the development of laws governing foreign investment in China, including a regime for sino-foreign cooperative joint ventures and increased foreign participation in mineral resource exploration and mining.

Foreign Investment

Direct foreign investment in China usually takes the form of equity joint ventures (“EJVs”), co-operative joint ventures (“CJVs”) and wholly foreign-owned enterprises. These investment vehicles are collectively referred to as foreign investment enterprises (“FIEs”).

An EJV is a Chinese legal person and consists of at least one foreign party and at least one Chinese party.  The EJV generally takes the form of a limited liability company.  It is required to have a registered capital to which each party to the EJV subscribes.  Each party to the EJV is liable to the EJV up to the amount of the registered capital subscribed by it.  The profits, losses and risks of the EJV are shared by the parties in proportion to their respective contributions to the registered capital.  There are also rules and regulations governing specific aspects of EJVs or FIEs, including capital contribution requirements, debt-equity ratio, foreign exchange control, labor management, land use and taxation.  Unlike an EJV, a CJV may be, but need not be, incorporated as a separate legal entity.  The relationship between the parties is contractual in nature.  The rights, liabilities and obligations of the parties are governed by the CJV contract, as is each party’s share of the goods produced or profits generated.  A CJV is considered a legal person with limited liability if it is incorporated as a separate legal entity.

The establishment of FIEs requires the approval of various Chinese government authorities. Generally, the approval authority is determined on the basis of the total amount of investment involved and the location of the project in question. The State Council must approve restricted foreign invested projects having an investment of US$100 million or more, and encouraged and permitted foreign investment projects having an investment of US$500 million or more.  Subject to the above, the State Development and Reform Commission and the Ministry of Commerce are authorized by the State Council to approve foreign investment projects under restricted catalogue having an investment of US$50 million or more, and foreign investment projects under the encouraged or permitted catalogue having an investment of US$100 million or more. Provincial authorities are authorized to approve projects less than the above thresholds under various catalogues.  However, companies which conduct exploration or mining will be required to obtain the approval of the Ministry of Commerce as required by doc. 70 issued by the State of Council in 2000.

Co-operative Joint Ventures

Cooperative joint ventures (“CJVs”) are a form of foreign direct investment in China and are governed by the Law of the PRC on Sino-foreign Cooperative Joint Ventures (implemented in 1988 and revised in 2000) and the PRC Sino-foreign Cooperative Joint Venture Law Implementing Rules (implemented in 1995) (collectively the “CJV Law”).  Foreign investment in mining in China may also take the form of sino-foreign equity joint ventures or wholly foreign owned enterprises.  The CJV Law permits a CJV to choose to operate as a “legal person” by forming a limited liability company, subject to approval by relevant governmental authorities.  In that case, the limited liability company owns all of the CJV’s assets, and the liabilities of the investor are limited as provided in the cooperative joint venture contract entered into between them.  The CJV Law requires investors in a CJV to make an investment or other contribution, which may take the form of cash, material, technology, land use rights, or other property rights.  Investors must satisfy their contribution obligations within the time frame prescribed by their joint venture contract subject to applicable PRC regulations.  Failure to satisfy contribution obligations by investors may lead to penalty and even to the business license being revoked by the governmental authorities.  Profits of a CJV are distributed as agreed by investors in the CJV contract and distributions need not be proportionate to each investor’s contributions. The CJV contract also determines how liquidation proceeds are to be distributed when the CJV contract is terminated.

Ownership and Regulation of Mineral Resources

Exploration for and exploitation of mineral resources in China is governed by the Mineral Resources Law of the PRC of 1986, amended effective January 1, 1997, and the Implementation Rules for the Mineral Resources Law of the PRC, effective March 26, 1994.  In order to further implement these laws, on February 12, 1998, the State Council issued three sets of regulations: (i) Regulation for Registering to Explore Mineral Resources Using the Block System, (ii) Regulation for Registering to Mine Mineral Resources, and (iii) Regulation for Transferring Exploration and Mining Rights (together with the mineral resources law and implementation rules being referred to herein as the “Mineral Resources Law”).  Under the Mineral Resources Law, the Ministry of Land and Resources (“MOLAR”) is charged with supervision nationwide of mineral resources prospecting and development.

The mineral resources administration authorities of provinces, autonomous regions and municipalities, under the jurisdiction of the State, are charged with supervision of mineral resources prospecting and development in their respective administration areas.  The people’s governments of provinces, autonomous regions and municipalities, under the jurisdiction of the State, are charged with coordinating the supervision by the mineral resources administration authorities on the same level.  The Mineral Resources Law, together with the Constitution of the PRC, provides that mineral resources are owned by the State, and the State Council, the highest executive body of the State, regulates mineral resources on behalf of the State.

The ownership of the State includes the rights to: (i) occupy, (ii) use, (iii) earn, and (iv) dispose of, mineral resources, regardless of the rights of owners or users of the land under which the mineral resources are located.  Therefore, the State is free to authorize third parties to enjoy its rights to legally occupy and use mineral resources and may collect resource taxes and royalties pursuant to its right to earn.  In this way, the State can direct and regulate the development and use of the mineral resources of China.

Mineral Resources Permits

The Provisions in Guiding Foreign Investment and the Industrial Catalogue in Guiding Foreign Investment, which were updated on April 1, 2002 and January 1, 2005 (collectively the “Investment Guiding Regulations”) govern foreign investment in China and categorize industries into four types where foreign investment is: (i) encouraged, (ii) permitted, (iii) restricted, or (iv) prohibited.  In mining industries, “encouraged” projects include the exploration and mining of coal (and its derived resources), iron, manganese, copper and zinc minerals, etc.  “Restricted” projects include the exploration and mining of the minerals of tin, antimony and other noble metals including gold and silver, etc.

“Prohibited” projects include the exploration and mining of radioactive minerals and rare earth.  Foreign investment is “permitted” if the exploration and mining of the minerals is not included in the other three categories.  Subject to the Investment Guiding Regulations, foreign investment in the exploration and mining of minerals is generally encouraged, in particular in relation to minerals in the western region of China.

Applicants must meet certain conditions for qualification set by the State.  Pursuant to the Mineral Resources Law, the applicant for a mining right must present stated documents, including a plan for development and use of the mineral resources and an evaluation report of the environmental impact thereof.  The Mineral Resources Law allows individuals to excavate sporadic resources, sand, rocks and clay for use as materials for construction and a small quantity of mineral resources for sustenance.  However, individuals are prohibited from mining mineral resources that are more appropriate to be mined in scale by an enterprise, the specified minerals that are subject to protective mining by the State and certain other designated mineral resources, as may be determined by MOLAR.  Once granted, all exploration and mining rights are protected by the State from encroachment or disruption under the Mineral Resources Law.  It is a criminal offence to steal, seize or damage exploration facilities, or disrupt the working order of exploration areas.

Exploration Rights

Exploration permits are registered and issued to “licensees”.  The period of validity of an “Exploration Permit” can be no more than three years.  The Exploration Permit area is described by a “basic block”.  An Exploration Permit for metallic and non-metallic minerals has a maximum of 40 basic blocks.  When a mineral that is capable of economic development is discovered, the licensee may apply for the right to develop such mineral.  The period of validity of an “Exploration Permit” can be extended by application and each extension can be no more than two years in duration.  During the term of the Exploration Permit, the licensee has the privileged priority to obtain the mining right to the mineral resources in the exploration area covered by the Exploration Permit, provided the licensee meets the conditions of qualification for mining rights holders.  Further, the licensee has the rights, among others, to: (i) explore without interference within the area under permit during the permit term, (ii) construct exploration facilities, and (iii) pass through other exploration areas and adjacent ground to access the permitted area.

After the licensee acquires the Exploration Permit, the licensee is obliged to, among other things: (i) start exploration within the prescribed term, (ii) explore according to a prescribed exploration work scheme, (iii) comply with State laws and regulations regarding labour safety, water and soil conservation, land reclamation and environmental protection, (iv) make detailed reports to local and other licensing authorities, (v) close and occlude the wells arising from prospect work, (vi) take other measures to protect against safety concerns after the prospect work is completed, and (vii) complete minimum exploration expenditures as required by the Regulations for Registering to Explore Resources Using the Block.

Mining Rights

Holders of mining rights, or “concessionaires”, are granted licenses to mine for maximum terms of 10 to 30 years, based on magnitude of the mining project.  The concessionaires may extend the term of a mining license with an application at least 30 days prior to expiration of the term.  The user fee for the mining right is equal to RMB 1,000 per square kilometer per year.  Where there is any prior State investment in or State sponsored geological work conducted on a mineral property, the State must be compensated based on the assessed value of the State input before mining rights can be granted.  Concessionaires enjoy the rights, among others, to: (i) conduct mining activities during the term and within the mining area prescribed by the mining license, (ii) sell mineral products (except for mineral products that the State Council has identified for unified purchase by designated units), (iii) construct production and living facilities within the mine area, and (iv) use the land necessary for production and construction, in accordance with applicable law.

Concessionaires are obliged to, among other things: (i) conduct mine construction or mining activities within a defined time period, (ii) conduct efficiently production, rational mining and comprehensive use of the mineral resources, (iii) pay resources tax and mineral resources compensation (royalties) pursuant to law, (iv) comply with State laws and regulations regarding labour safety, water and soil conservation, land reclamation and environmental protection, (v) be subject to the supervision and management from both the departments in charge of geology and mineral resources, and (vi) complete and present mineral reserves forms and mineral resources development and use statistics reports, according to applicable law.

Transferring Exploration and Mining Rights

A mining enterprise may transfer its exploration or mining rights to others, subject to the approval of MOLAR or its authorized departments at provincial or local level, as the case may be.  An Exploration Permit may only be transferred if the transferor has: (i) held the Exploration Permit for two years as of the issue date, or discovered minerals in the exploration block, which are able to be explored or mined further, (ii) a valid and subsisting Exploration Permit, (iii) completed the stipulated minimum exploration expenditure, (iv) paid the user fees and the price for prospect rights pursuant to the relevant regulations, and (v) obtained the necessary approval from the authorized department in charge of the minerals. Mining rights may only be transferred if the transferor needs to change the ownership of such mining rights because it is: (i) engaging in a merger or split, (ii) entering into equity or cooperative joint ventures with others, (iii) selling its enterprise assets, or (iv) engaging in a similar transaction that will lead to the alteration of the property ownership of the enterprise. A Mining Permit may only be transferred if the transferor has: (i) commenced production for no less than one year, (2) a valid and subsisting Mining Permit without title dispute, and (iii) paid the user fees,  the price for the mining right, resource tax and mineral resource compensation pursuant to laws.

Environmental Laws

In the past ten years, laws and policies for environmental protection in China have moved towards stricter compliance and stronger enforcement. The basic laws in China governing environmental protection in the mineral industry sector of the economy are the Environmental Protection Law, the Environment Impact Assessment Law and the Mineral Resources Law.  The State Administration of Environmental Protection and its provincial counterparts are responsible for the supervision of implementation and enforcement of environment protection laws and regulations.  Provincial governments also have the power to issue implementing rules and policies in relation to environmental protection in their respective jurisdictions.  Applicants for mining rights must submit environmental impact “assessments” and those projects that fail to meet environmental protection standards will not be granted licenses. In addition, after exploration the licensee must perform water and soil maintenance and take steps towards environmental protection.  After the mining rights have expired or the concessionaire stops mining during the permit period and the mineral resources have not been fully developed, the concessionaire shall perform water and soil maintenance, land recovery and environmental protection in compliance with original development scheme, or must pay the costs of land recovery and environmental protection.  After closing, the mining enterprises shall perform water and soil maintenance, land recovery and environmental protection in compliance with mine closure approval reports, or must pay the costs of land recovery and environmental protection.

Chinese-Foreign Co-Operative Joint Ventures

Legal Framework

Each of the various joint venture entities through which the Company may carry out business in China has been or will be formed under the laws of China as a sino-foreign co-operative joint venture enterprise and is or will be a legal person with limited liability.  All joint ventures entered into, or to be entered into, by the Registrant must be approved by both the Ministry of Commerce (“MOC”) and the State Development and Reform Commission (“SDRC”) in Beijing or their provincial bureaus.

The establishment and activities of each of the Company’s joint venture entities are governed by the law of the People’s Republic of China on sino-foreign co-operative joint ventures and the regulations promulgated thereunder (the “China Joint Venture Law”).  As with all sino-foreign co-operative joint venture enterprises, the Company’s joint venture enterprises will be subject to an extensive and reasonably well-developed body of statutory law relating to matters such as establishment and formation, distribution of revenues, taxation, accounting, foreign exchange and labor management.  On January 1, 1997, an amendment to the Mineral Resources Law of China became effective.  Among other things, the amended law deals with foreign ownership of Chinese mines and mineral rights, and allows, under some circumstances, the transfer of exploration rights and mining rights.  Pursuant to this law, new regulations were made effective on February 12, 1998.

The MOLAR, administers a new computerized central mineral title registry established in Beijing, which has streamlined the application for exploration and mining permits.  Under existing laws, in order to form a mining joint venture, foreign companies always complete two levels of agreements. In general, the first level of agreement is a letter of intent or a memorandum of understanding, which sets forth broad areas of mutual co-operation.  The second level of agreement is a joint venture contract that sets out the entire agreement among the parties and contemplates the establishment of a “Chinese Legal Person,” a separate legal entity.  Before a joint venture can be created, an assessment or feasibility study of the proposed joint venture must be prepared and approved by the SDRC or its provincial bureau. Therefore, upon completing a co-operation agreement, the parties prepare a feasibility study of the proposed joint venture and submit this feasibility study to the SDRC for the project verification, the granting of which depends upon whether the proposed project broadly conforms to the economic policy issued by the government and any prescribed regulations.

Upon receiving this approval in principle, the parties then negotiate and prepare a joint venture contract and submit it to the MOC, or its provincial bureaus, which approves the specific terms of all joint venture contracts between Chinese and foreign parties.  Within one month after the receipt of a certificate of approval from MOC, a joint venture must register with the State Administration of Industry and Commerce (the “SAIC”).  Upon registration of the joint venture, a business license is issued to the joint venture.  The joint venture is officially established on the date on which its business license is issued.  Following the receipt of its business license, the joint venture applies to the MOLAR to approve and grant to the joint venture its exploration permits and/or mining licenses.

Governance and Operations

Governance and operations of a sino-foreign cooperative joint venture enterprise are governed by the Chinese joint venture law, the parties’ joint venture agreement and by the articles of association of each joint venture entity.  Pursuant to relevant Chinese laws, certain major actions of the joint venture entity require unanimous approval by all of the directors present at the meeting called to decide upon actions, such as amendments to the joint venture agreement and the articles of association; increase in, or assignment of, the registered capital of the joint venture; a merger of the joint venture with another entity; or the termination and dissolution of the joint venture enterprise.

Term

Under the joint venture agreement, the parties will agree to a term of the joint venture enterprise from the date a business license is granted.  However, the term may be extended with the unanimous approval of the board of directors of the joint venture entity and the approval of the relevant Chinese governmental entities.

Employee Matters

Each joint venture entity is subject to Chinese employment laws and regulations.  In compliance with these laws and regulations, the management of the joint venture enterprise may hire and discharge employees and make other determinations with respect to wages, welfare, insurance and discipline of its employees.  Generally, in the joint venture agreement, the standard of salary, social welfare insurance and traveling expenses of senior management will be determined by the board of directors of the joint venture entity.  In addition, the joint venture will establish a special fund for enterprise development, employee welfare and incentive fund, and a general reserve.  The amount of after-tax profits allocated to the special funds is determined at the discretion of the board of directors on an annual basis.

Distributions

After provision for a reserve fund, an enterprise development fund and an employee welfare and incentive fund, and after provision for taxation, the profits of a joint venture enterprise will be available for distribution to the Company and its other shareholders, such distribution to be authorized by the board of directors of the joint venture entity.

Assignment of Interest

Under joint venture agreements and the Chinese Joint Venture Law, any assignment of an interest in a joint venture entity must be approved by the relevant governmental authorities.  The China Joint Venture Law also provides for pre-emptive rights and consent of the other party for proposed assignments by one party to a third party.

Liquidation

Under the Chinese Joint Venture Law and joint venture agreements, the joint venture entity may be liquidated in certain limited circumstances including the expiry of its term or any term of extension, inability to continue operations due to severe losses, failure of a party to honor its obligations under the joint venture agreement and articles of association in such a manner as to impair the operations of Chinese governmental entitles and force majeure.

Resolution of Disputes

In the event of a dispute between the parties, attempts will be made to resolve the dispute through consultation. This is the practice in China and the Company believes that its relationship with Chinese governmental entities is such that it will be able to maintain a good working relationship with respect to the operations of its joint venture enterprises.  In the absence of a friendly resolution of any dispute, the parties may agree that the matter will be settled by an arbitration institute.  The parties may jointly select an arbitration institution to resolve disputes in the joint venture contract if it has been stated in the joint venture contract or when the dispute is raised.  Awards of the arbitration institute are enforceable in accordance with the laws of China by Chinese courts.   In the absence of a valid arbitration agreement, both parties or either party may decide to resort to Chinese courts to resolve disputes between the parties over the terms of the joint venture contract.

Expropriation

The Chinese Joint Venture Law also provides that China generally will not nationalize and requisition enterprises with foreign investment.  However, in special circumstances where demanded by social public interest, enterprises with foreign investment may be requisitioned by legal procedures, but appropriate compensation will be paid.

Division of Revenues

Revenues derived from operating joint ventures, once all necessary agreements, permits and licenses are obtained, will be divided between the Company and the entities which are parties to the joint venture according to the terms of each individual joint venture, which terms will vary from project to project.  The Company will be subject to various taxes on its revenues.

C.

ORGANIZATIONAL STRUCTURE

East Energy was incorporated under the laws of the Province of British Columbia on July 2, 1987 under the name “Biovest Holdings Corporation.”     East Energy does not have any subsidiaries.

D.

DESCRIPTION OF PROPERTIES

The Company plans to develop a portfolio of coal properties in China and North America. The following is a discussion of the property that East Energy has entered into an agreement on.

JIANGCANG   PROPERTY

Location

The Jiangcang Mining Area is located in TianJun County,Haizhou District in the northeast part of Qinghai Province. Qinghai Province is in north central China  and the Provincial capital of Xining is 1260 km west of Beijing. The Mining Area is accessible by paved highway  travelling  northwest  from Xining 218 km to the town of Reshui. From this point an unpaved gravel road extends a further 97 km westward to the project site The project area is unoccupied pasture land. No infrastructure or development has been established, other than temporary camps for exploration personnel.

There is a railway connection and electric power at Reshui and the Qinghai Government plans to extend these services to the Jiancang site as part of a integrated development plan for the coal resource.

Currenty, there is no active mining on the project site. Previous small scale surface mining was conducted on the eastern boundary of the coal deposit by the Aokai Mining Company which employed diesel operated backhoes and transported raw coal to Reshui in 26 tonne haul trucks. This operation suspended in early 2007.

Present activity on the property is confined to exploration drilling under the supervision of the Qinghai Geologic Survey Institute

History  and Exploration

Exploration in the Jiangcang Coalfield has been conducted by the Qinghai Geological Survey Institute since 1962.  A total of one hundred seventy-two diamond core holes have been drilled on the property to delineate coal seam thickness, continuity and geological structure.

The Qinghai Coal Geology Team 105 commenced drilling in 1971 and completed the first forty-one exploration holes in the eastern part of the Jiangcang coal deposit.  Sixty-five holes were completed in the western half of the deposit through to the end of 1975.  Over the next ten years, Team 105 concentrated on infill drilling to further refine the geologic configuration of the deposit, completing another seventy-one holes through 1985.  Detailed exploration drilling has been conducted on behalf of various Exploration License holders by the Institute since 2000 and continues in 2007.

The actual costs incurred in previous exploration programs are unknown at this time. The Company will be expected to contribute on a pro rata basis to future exploration/development costs once the QSRD Joint Venture is approved by Chinese Regulatory Authorities.

All coal Exploration holes are cored from surface using a 95 mm wireline core barrel. The  Quality Standard of Drilling Engineering for Coalfield Exploration employed by the Qinghai Coal Geology Team requires a minimum recovery of not less than 75%. Each hole is geophysically logged (dual density, natural gamma and resistivity) and down hole deviation surveys are conducted to insure accurate coal seam thickness measurements.

The right to conduct coal exploration in designated geographic areas is granted under an Exploration License issued by the Qinghai Department of Lands and Resources. The License is valid for a period of one year and renewable by application. The License holder must submit a report of work undertaken by a qualified Institute, demonstrate payment to the Institute was made and that work was carried out in Accordance with Chinese Mineral Law. The minimum annual investment required to maintain a License in good standing is 300RMB per square kilometer.

Only holders of valid Exploration Licenses can apply for a Mining License. The Applicant must file a detailed exploration report. A mine design and feasibility study, an environmental study, a land use and water and soil protection plan.The Application requires approval from the County Department of Land and Resources, the Qinghai Department of Land and Resources and the Ministry of Land and Resources in Beijing. The approval process takes from three to six months and the Mining License is typically valid for a ten year period.

In March 2007, East Energy announced that it had signed agreements to acquire an indirect 49% interest in Qinghai Sinomine Resource Development Co., Ltd. and thus an interest in Zhong’ao.

Geological Setting

Stratigraphically, the coal bearing sequence is of Jurassic age, consisting of the upper Jiangcang Formation and lower Muli Formation.  The total sequence is 668m thick and consists of a clastic, continental sequence of medium to fine grained sandstone, siltstone, carbonaceous mudstone and coal seams with an aggregate thickness of about 95m.

The coal bearing strata in the Jiangcang Mining Area are confined in a long, linear eastward trending syncline structure that extends for a total length of 17.3 km with a mean width of 2 km.  The basin is fault bounded to the north and south along its long axis and subcrops at the eastern end boundary and is fault truncated to the west.  In the Jiangcang Mining Area, the style of structural deformation has exposed and thickened the coal bearing strata in a relatively continuous subcrop pattern along the southern syncline boundary.

There are 20 distict coal seams identified in the Jiangcang Mining Area, ranging in thickness 1.04 meters to 13.16 meters.

The most continuous economically important seams are the No. 10, No. 16 and lowermost No. 20 seam which  collectively aggregate 20 meters in thickness. The coal seams are exposed near surface along the southern boundary of the syncline structure and are amenable to both surface and underground mining technology.

Three hundred and fifty coal core samples have been collected by the Qinghai Geological Survey Institute through past exploration programs. Each sample has been subjected to a Proximate Analysis test, Sulphur, Phosphorous, Calorific Value, Caking Index, Plastic Layer determination and ash Chemistry. The results confirm a medium to high volatile bituminous coking coal rank. Raw ash levels range from 9.4% to 12% on the three main economic seams, volatile matter content from 22% to 26% and sulphur levels from 0.95% to o.79%

The samples were collected and assayed in accordance with Coal Sampling Regulation of Coal Resource Exploration DZ/T 0215-2002. This requires all sampling and log records to be undertaken by a qualified Coal Engineer at site. Samples are sealed in plastic bags and transported to the Coal Quality Supervision and Analysis Center in the city of Lanzou for testing in accordance with Chinese National Standards. These Standards for coal laboratory procedures are modeled on a system adopted by the Former Soviet Union.

Deposit Types

The Jiangcang Mining Area is characterized by both a complex stratigraphic depositional history and complex tectonic structural deformation.   The stratigraphic complexity is evident in the discontinuous nature of the coal seams, particularly in the upper Jiangcang Formation, and the occurrence of interseam rock parting material which are variable in thickness.  The structural deformation of the sequence is mainly folding with relatively infrequent faulting for this tectonic level.  However, thickening of the seams occurs from place-to-place.   The Jiangcang Mining Area is both a surface mineable and underground mineable deposit.

Environmental Considerations

The exploration activities proposed for the Jiangcang Mining Area, include a program of a forty hole infill drilling program to confirm the continuity of the major seams along the southwestern boundary of the property and increase the level of assurance of existence of resource estimates.  The Company does not believe that there will be any potential environmental liability arising from these activities.

2007/2008 Exploration Program

In order to verify the integrity of the coal exploration drilling techniques employed by the Qinghai Geological Survey Institute, Norwest has recommended that an independent Qualified Person be present to witness these procedures during the planned 2007/2008 drilling program. The program is currently underway and consists of  40 coreholes in the QSRD Exploration Block. The purpose is to confirm the continuity of the major seams along the potentially mineable southwestern boundary of the block. The project is executed by the Qinghai Geological Survey Institute and funded directly by QSRD for a total estimated cost of $1.36 million. The Company is expected to pick up its proportionate share of these costs upon Chinese Government approval of the Joint Venture agreement with Minmetals.

Norwest will provide an Independent Qualified Person to prepare a report on the drilling activities and resources calculations. An independent audit will also be performed on coal  laboratory procedures and duplicate samples will be obtained for third party lab tests in Canada.

Norwest will provide a Senior Geologist with over 30 years coal exploration experience and a Chinese speaking Geologist familiar with procedures utilized in the PRC.

Exploration drilling practices, core logging, sampling and geophysical logging techniques employed by Qinghai Geological Survey Institute will be directly evaluated against standards employed in Canada the US. Sample security protocols will be documented and evaluated. Chinese coal laboratory tests will be observed and duplicate samples collected for analysis by a Certified Lab  in Canada following ASTM Standards.  A report comparing these results will be prepared.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis of the operating results and the financial position of the Company for the three years ended March 31, 2007, 2006 and 2005 should be read in conjunction with the consolidated financial statements and the related notes.  Financial amounts (other than per share amounts) in the following discussion have been rounded to the nearest thousand dollars.

A.

OPERATING RESULTS

General

The Company is in the exploration stage and had no operating revenue during the years ended March 31, 2007, 2006 and 2005.  Since the signing of the Company’s first joint venture agreement in China in 2007, the Company has been active in mineral exploration, property evaluation and acquisition in China and North America and intends to build a portfolio of coal properties.  The Company plans to undertake an exploration program on the Jiangcang property and is evaluating other Chinese and North American coal properties.  To date, the Company is in the exploration stage and has no operating revenue.  As at October 31, 2007, the Company has not entered into any agreement on any other Chinese or North American projects.

Results of Operations

For comparison, the Company's results of operations for the year from 2005 to 2007 and for the first quarter ended June 30, 2007 and 2006 are included.

	Quarter Ended	Quarter Ended		Year Ended
	June 30, 2007	June 30, 2006	March 31, 2007	March 31, 2006	March 31, 2005
Operations
Interest and sundry income	$70,830	$7,000	$188,152	$3,858	$471
Exploration expense	70,390	18,556	90,265	29,250	-
Operating loss	(440,285)	(93,594)	(1,118,550)	(274,366)	(46,743)
Loss for the period	(369,455)	(86,594)	(960,398)	(270,508)	(33,760)

First Quarter ended June 30, 2007 Compared to June 30, 2006

Increased activity with respect to the Jiangcang Coal Basin Project, as well as the investigation of other projects led to an increase in spending in the first quarter ended June 30, 2007 as compared to the first quarter ended June 30, 2006.  This increased activity also led to increased administrative costs to support these activities.

In the three month period ended June 30, 2007, the Company recorded $70,000 (2006 - $nil) of exploration costs for the Jiangcang Coal Basin Project, including $58,000 on salary and consulting fees and $7,000 on travel expenses.

In 2007, the Company recorded $nil (2006 - $19,000) on exploration costs which were allocated for the Mongolia Property.

Administrative expenses include overhead associated with administering and financing the Company’s exploration activities.

Total administrative expenses for the quarter ended June 30, 2007 were $370,000, compared to $75,000 for 2006.  The $295,000 increase was attributable to a higher level of operating activity, resulting in increases of $89,000 in stock based compensation expenses, $79,000 in property investigation expenses, $9,000 in directors fees, $16,000 in filing fees, $24,000 in investor relations expenses, $29,000 in recruitment expenses, $32,000 in office and miscellaneous and $15,000 in travel and transportation.

Stock based compensation expenses for the quarter ended June 30, 2007 were $113,000, compared to $24,000 in 2006.  The $89,000 increase was attributable to more stock options granted and higher vesting of stock options during the year, thereby leading to an increase in the fair value of stock option compensation to management, staff and directors.  The number of outstanding stock options at June 30, 2007 was 2,925,000, compared to 1,120,000 at June 30, 2006.

During the three month period ended June 30, 2007, the Company spent $79,000 on property investigation (2006 - $nil). The increase reflected initiatives to investigate and evaluate various coal projects in China.

Filings fees and investor relations expenses in the quarter ended June 30, 2007 were $19,000 and $28,000 respectively, up from $3,000 and $4,000 in 2006.  The increase reflected more listing activities including the exercising of warrants and a non-brokered private placement, and more investor relations activities to meet the communication needs of the investing public.

Due to increased corporate activities, the Company expanded office space in 2007. In the three month period ended June 30, 2007, the Company recorded $10,000 rental fees which were paid to a company related by a common director, up from $7,000 in 2006.  Office and miscellaneous expenses increased from $2,000 in 2006 to $34,000 in 2007 as a result of a higher level of operating activity and general expenses, including purchase of liability insurance for directors and officers. Travel and transportation expenses increased from $6,000 in 2006 to $21,000 in 2007 as a result of a higher level of operating activity.

To date the Company has been in the exploration stage and has not earned significant revenue other than interest income. Interest and sundry income in the three month period ended June 30, 2007 was $71,000 compared to $7,000 in 2006. The increase was primary attributable to larger investments.

At the quarter ended June 30, 2007, the Company’s total assets have increased $4,633,000 to $9,782,000 compared to $5,149,000 at March 31, 2007, mainly attributable to $3,955,000 more in short-term investments due to the exercising of warrants during the quarter, $228,000 more in mineral interests due to acquisition costs of the Jiangcang Coal Basin Project and $64,000 more in interest receivable.

Year Ended March 31, 2007 Compared to Year Ended March 31, 2006

Expenditures for the year ended March 31, 2007 increased over the same period in 2006 due to increased exploration and investigation activity.  This increased activity lead to increased administrative costs and increased personnel requirements and costs associated with these personnel including stock-based compensation expenses.

Exploration Costs

In the year ended March 31, 2007, the Company recorded $90,265 (2006 - $29,250) on exploration costs which were allocated to the Mongolia Property.  Since the Company terminated its Earn-in Agreement with Asia Gold Corp. on March 27, 2007, the $20,000 option payment and the $10,000 share issuance were written off during the 2007 fiscal year.

Administration Costs

Administrative expenses include overhead associated with administering and financing the Company’s exploration activities.

In 2007, the Company used cash of $640,790 to support operating activities compared to $199,768 in 2006.  The net loss in 2007 was $960,398 (2006 - $270,508). In order to reconcile the loss to cash flows, it is necessary to eliminate non-cash expenses, such as amortization of $1,056 (2006 - $250), accrued interest receivable of $149,206 (2006 - $nil), written off mineral property costs of $30,000 (2006 - $nil) and stock-based compensation of $413,000 (2006 - $56,840). It’s also necessary to consider cash used or generated by non-cash working capital items. In aggregate, non-cash working capital generated cash of $23,950 (2006 - $13,650).

Changes in non-cash working capital items are:

 2007

 2006

- Receivables

(3,393)

(7,008)

- prepaid expenses and deposits

(14,108)

  1,158

- accounts payable and accrued liabilities

 41,451

 19,500

In 2007, the Company generated cash of $811,590 from financing activities, compared to $5,262,594 in 2006.

In the year ended March 31, 2007, the Company used $4,840,000 to invest in short-term investments (2006 – $300,000).  In addition the Company used $5,435 (2006 - $1,668) to purchase office furniture and equipment.  These short-term investments consisted of cashable, guaranteed investment certificates issued by a Canadian chartered bank.  The Company also used $15,000 (2006 - $5,000) for an option payment related to the Mongolia Property.

The Company’s cash and short-term investment balance at March 31, 2007 was $5,284,677 (2006 – 5,134,312), which is sufficient to fund the Company’s operations and exploration activities for at least 12 months.

Total administrative expenses for 2007 were $1,028,285, compared to $245,116 for 2006.  The $783,169 increase was attributable to a higher level of operating activity, namely $356,160 in higher stock based compensation expenses, $170,677 in higher property investigation expenses, $115,005 in higher office and administration expenses, $54,520 in higher regulatory expenses and filing fees, $33,508 in higher investor relations expenses, $30,250 in higher rent costs, $36,990 in higher travel and transportation expenses, $15,597 in higher accounting and audit expenses, $3,021 in higher telephone expenses; offset by a reduction of $42,922 in bad debts for uncollectible technical report fees invoiced in 2005 and $18,219 lower legal fees.

Stock based compensation expenses in 2007 were $413,000, compared to $56,840 in 2006.  The $356,160 increase was attributable to more stock options granted and higher vesting of stock options during the year, thereby leading to an increase in the fair value of stock options compensation to management, staff and directors.  The number of outstanding stock options at the end of 2007 was 2,655,000, up from 1,120,000 at the end of 2006.

During 2007, the Company spent $170,677 on property investigation, whereas the costs of property investigation in 2006 was $nil. The increase reflected initiatives to investigate and evaluate additional coal properties.

Filings and regulatory fees and investor relations expenses in 2007 were $82,669 and $33,508 respectively, up from $28,149 and $nil in 2006.  The increase reflected more listing activities including re-activation on the TSX Venture Exchange as a Tier 2 Issuer in April 2006, a forward split of its share capital in August 2006 on the basis of two new common shares for each one common share already issued, and more investor relations activities to meet the communication needs of the investing public.

Due to increased corporate activities, the Company expanded office space in 2007. In 2007, the Company recorded $38,250 in rental fees which were paid to a company related by a common director, up from $8,000 in 2006.  Office and miscellaneous expenses increased from $33,338 in 2006 to $148,343 in 2007 as a result of a higher level of operating activity and general expenses, including purchase of liabilities insurance for directors and officers. Travel and transportation expenses increased from $2,982 in 2006 to $39,972 in 2007 as a result of a higher level of operating activity and $20,000 moving expense for senior management.

Interest and Sundry Income

To date the Company has been in the exploration stage and has not earned significant revenue other than interest income. Interest and sundry income in 2007 was $188,152 compared to $3,858 in last fiscal year. The increase was attributable to larger investments and a higher interest rate.

Net Loss

The net loss for the year ended March 31, 2007 was $960,398 compared to a net loss of $270,508 for the year ended March 31, 2006.  The increase in the net loss is due to the factors described above.

Year Ended March 31, 2006 Compared to Year Ended March 31, 2005

Exploration Costs

In February 2006, the Company signed an Earn-In Agreement with Asia Gold Corp. to get an option to earn up to an 80% undivided interest in seven mineral and coal licenses on Mongolia Property in the South Gobi Province of Mongolia. See detailed discussion as above. During 2006, the Company paid a non-refundable option payment of $5,000 and incurred $29,250 exploration costs on the Mongolia Property including consulting fees of $23,403 and other exploration costs of $5,847.  No exploration costs were incurred in 2005.

Administration Costs

Administrative expenses include overhead associated with administering and financing the Company’s exploration activities. In the year ended March 31, 2006, the Company spent a total of $245,116 on administrative expenses compared to $46,743 in 2005.

The increases in administrative expenses in the current year were partially due to an increase in consulting fees of $36,700 for the consulting services provided by a corporate secretary and an accountant.

The Company spent $28,149 on regulatory and filing in 2006 compared to $4,965 in 2005. The increase is mainly due to the NEX listing maintenance fee of $2,500, SEDAR license fee of $835 and more transfer agent services.

Office and miscellaneous increased from $9,785 in 2005 to $33,338 in 2006. The increase is mainly due to a recruiting fee of $20,000 incurred for a search for senior management.

In August of 2005, the Company moved the corporate office. The monthly rental for the office space is $1,000. In the year ended March 31, 2006, the Company recorded $8,000 rental fees which were paid to a company related by a common director (2005 – nil).

In 2006, the Company paid $42,922 as an advance to Sinosun Energy Inc. (“SEI”). SEI entered into an agreement for the purpose of producing a 43-101 report on a coal property in China. As the collectibility of the amount was uncertain, the Company decided to write it off in the year ended 2006.

In 2006, the Company recorded $56,840 in stock-based compensation expenses for the stock options granted to directors, officers and consultants. Stock-based compensation expense represents the fair value of stock options awarded to management, staff and directors.  There was no stock-based compensation expenses recorded in 2005.

In 2006, the Company used cash of $199,768 to support operating activities compared to $98,907 in 2005.  The net loss in 2006 was $270,508 (2005 - $33,790). In order to reconcile the loss to cash flows, it is necessary to eliminate non-cash expenses, such as amortization of $250 (2005 - $nil), forgiveness of debt of $nil (2005 - $12,482) and stock-based compensation of $56,840 (2005 - $nil). It’s also necessary to consider cash used or generated by non-cash working capital items. In aggregate, non-cash working capital generated cash of $13,650 (2005 – use of cash of $52,635).

In 2006, the Company generated cash of $5,262,594 from financing activities, compared to $199,500 in 2005.

In the year ended March 31, 2006, the Company used $300,000 to invest in short-term investments (2005 – $nil).  In addition the Company used $1,668 (2005 - $nil) to purchase office furniture and equipment.  The Company also used $5,000 (2005 - $nil) for an option payment related to the Mongolia Property.

Interest And Sundry Income

To date the Company has been in the exploration stage and has not earned significant revenue other than interest income. In 2006, interest and sundry income was $3,858 compared to $471 in 2005. The 2006 increase was mainly due to increased investments resulting in higher interest revenue.

In the year ended March 31, 2005, the Company entered into agreements with certain creditors and settled accounts payable for amounts less than the face value of the debts. The Company recorded a gain on forgiveness of debt of $12,482for the year ended March 31, 2005 (March 31, 2006 – $nil).

Net Loss

The net loss for the year ended March 31, 2006 was $270,508 compared to a net loss of $33,790 for the year ended March 31, 2005.  The increase in the net loss is due to the factors described above.

Year Ended March 31, 2005 Compared to Year Ended March 31, 2004

Administration Costs

Administrative expenses include overhead associated with administering and financing the Company’s exploration activities. In the year ended March 31, 2005, the Company spent a total of $46,743 on administrative expenses compared to $38,869 in 2004.

The increases in administrative expenses in the current year were primarily due to an increase in accounting and audit expenses of $8,971 due to additional work required for the corporate reorganization.

In 2005, the Company used cash of $98,907 to support operating activities compared to $9,329 in 2004.  The net loss in 2005 was $33,790 (2004 - $24,747). In order to reconcile the loss to cash flows, it is necessary to eliminate non-cash expenses, such as forgiveness of debt of $12,482 (2004 - $14,122). It’s also necessary to consider cash used or generated by non-cash working capital items. In aggregate, non-cash working capital used cash of $52,635 (2004 – cash generation of $29,540).

In 2005, the Company generated cash of $199,500 from financing activities, compared to $nil in 2004.

Interest And Sundry Income

To date the Company has been in the exploration stage and has not earned significant revenue other than interest income. In 2005, interest and sundry income was $471 compared to $nil in 2004.

In the year ended March 31, 2005, the Company entered into agreements with certain creditors and settled accounts payable for amounts less than the face value of the debts. The Company recorded a gain on forgiveness of debt of $12,482for the year ended March 31, 2005 (March 31, 2004 – $14,122).

Net Loss

The net loss for the year ended March 31, 2005 was $33,790 compared to a net loss of $24,747 for the year ended March 31, 2004.  The increase in the net loss is due to the factors described above.

Summary of Quarterly Results

The following table summarizes selected financial information for the nine most recently completed quarters:

	2008	2007				2006
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Interest and sundry income	$70,830	$50,805	$80,703	$49,644	$7,000	$1,772	$1,563	$67	$456
Net income (loss)	$(369,455)	$(504,334)	$(189,106)	$(180,364)	$(86,594)	$(129,545)	$(53,954)	$(102,240)	$(13,095)
Net income (loss) per share basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.00)	$(0.00)	$(0.00)

During the most recent nine quarters, the Company had no discontinued operations or extraordinary items.

The Company’s operating loss was lower in the first quarter of 2007 reflecting a lower stock based compensation expenses and lower property investigation expenses.

The Company’s operating losses were higher in 2006, reflecting the Company’s higher level of activity in exploration and administration.

The loss for the quarter ended March 31, 2007, was attributable to higher level of activities in exploration and administration including stock based compensation, new property investigation and exploration.  The stock based compensation expenses for this quarter were $280,000.

The loss for the quarter ended December 31, 2006, was attributable to higher level of activities in exploration and administration including new property investigation.

The loss for the quarter ended September 30, 2006, was attributable to increased business activity in administration, including the hiring of a President & CEO, and the granting of 750,000 stock options to its directors, officers and consultants. The Company also had increased expenses in search for new properties and preparation of an investor relations program.

The loss in the quarter ended March 31, 2006, was attributable to more exploration activities on the Mongolia Property and a greater level of activity in administration and private placement. The Company recorded $29,000 exploration costs and $102,000 administrative expenses in this quarter.

The losses in the quarter ended December 31, 2005 and September 30, 2005 were attributable to the 570,000 stock options granted to directors and officers on August 30, 2005, and stock-based compensation was recognized in these periods accordingly. The loss in the quarter ended September 30, 2005 was attributable to higher filing fees and legal fees relating to private placements. In the middle of 2006, the Company hired a corporate secretary and an accounting consultant, and the consulting fees increased accordingly.

The loss for the quarter ended June 30, 2005 was attributable to increased legal fees relating to private placements, evaluation of acquisitions, and other matters. The loss for the March 31, 2005 quarter was lower due to a refund of overpaid filing fees, and lower legal expenses.

B.

LIQUIDITY AND CAPITAL RESOURCES

Currently, none of the Company’s projects are producing revenues.  To provide working capital for its operations and project development, the Company plans to raise additional funds within 12 months.  Traditionally, the Company has raised capital through the issuance of common shares.  It is contemplated that it will continue to raise capital primarily through investors consisting of resource investment groups, senior mining companies, and public financing through the facilities of the TSX Venture Exchange.  No assurance, however, can be given that the Company’s future capital requirements can be obtained.  The Company’s access to capital is always dependent upon future financial market conditions, especially those pertaining to venture capital situations such as mining exploration companies.

Share Capital

In an effort to provide more liquidity for the shareholders, the Board of Directors on August 29, 2006, approved a forward split of its share capital on the basis of two post-split shares for every one pre-split share. All share and per share amounts in this Registration Statement have been adjusted to reflect the share split.

The Company has recent issuances of securities as follows:

In March 2006, the Company completed a private placement of 10,000,000 units at $0.50 each for gross proceeds of $5,000,000. Of this amount, $4,250,000 was raised on a non-brokered basis and $750,000 was raised on a brokered basis. Each unit comprised one common share and one-half warrant to purchase one share at $0.75 one year from closing. The proceeds were planned to fund exploration programs, general working capital and acquisition of new coal properties.

There were a total of 107 purchasers of the March 2006 private placement, made up of:  43 purchasers from British Columbia, 4 purchasers from Alberta, 16 purchasers from Ontario, 2 purchasers from Nova Scotia, 1 purchaser from Newfoundland, 2 purchasers from Manitoba, and 39 Other or International purchasers.  There were no purchasers from the United States.  All purchasers relied upon the Accredited Investor Exemption.

The Company paid a cash commission of $112,500 and issued 366,000 units with a fair value of $183,000 as finder’s fee for the funds raised on the non-brokered portion of the private placement.

For the brokered portion of the private placement, the broker was paid a cash commission equal to $52,500 or 7% of the proceeds from the brokered portion of the private placement and a corporate finance fee of $20,000. Legal and miscellaneous costs in relation to the private placement amounted to $44,766. The Company also granted broker warrants to the agent entitling it to purchase 150,000 common shares at $0.75 per share for a period of one year from the closing date. The estimated fair value of the broker warrants using the Black Scholes model, using a risk-free interest rate of 3.94%, an expected life of 1 year, dividend yield of 0% and volatility of 126%, being $115,000, was recorded as an issuance cost.

Pursuant to the Earn-in Agreement, the Company issued the first installment of 8,264 common shares to Asia Gold at $1.21 per share for $10,000 in April, 2006.

The forward split of its share capital on the basis of two new common shares for each one common share currently issued and outstanding became effective on August 31, 2006.

As at March 31, 2007, 150,448 (March 31, 2006 – 150,448) of the shares were held in escrow in accordance with the requirements of the TSX Venture Exchange.

The Company has an authorized capital of unlimited common shares with no par value. As at March 31, 2007, the Company had 27,682,082 common shares outstanding compared to 23,094,818 common shares outstanding at March 31, 2006.

As at March 31, 2007, the Company had 4,890,000 share purchase warrants, outstanding exercisable at $0.75 per share expiring on May 27, 2007.  As at May 31, 2007 all of these share purchase warrants were exercised except 406,500 which expired.  As at May 31, 2007,  there were 1,250,00 share purchase warrants outstanding exercisable at a price of $1.00 within one year from closing or $1.20 in the second year from closing.  See April, 2007 non-brokered private placement.  As at March 31, 2007, the Company also had 2,655,000 stock options outstanding, exercisable at various prices between $0.30 and $0.81 per share.

In April, 2007, the Company closed a non-brokered private placement to raise gross proceeds of $1,000,000 by issuing 1,250,000 units at $0.80 per unit. Each unit comprised one common share of the Company and one common share purchase warrant. Each common share purchase warrant entitled the holder to acquire one additional common share of the Company at $1.00 within one year from closing or $1.20 in the second year from closing. A finder’s fee of 77,000 common shares were issued. All securities issued in connection with the private placement were subject to a four month hold period.

As at May 31, 2007, a total of 4,926,500 share purchase warrants were exercised at a price of C$0.75 for proceeds of C$3,694,875.

COMMITMENTS

Refer to Tabular Disclosure of Contractual Obligations below.

C.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

The Company does not engage in research and development activities and does not have any patents or licenses.

D.

TREND INFORMATION

As the Company is an exploration company with no producing properties, information regarding trends in production, sales and inventory and similar are not applicable.  The Company has recently acquired interests in properties and it is likely that it will expand its exploration activities. As a result, the Company expects that its operating losses will increase over the next 12 months.

E.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements except through its joint ventures. In its joint ventures, Chinese partners contribute exploration permits in exchange for a combination of debt and equity in the joint venture.  The exploration permits and related obligations are not recorded in the Company’s balance sheet, but, as disclosed elsewhere in this Registration Statement, the Company has certain obligations in respect of the allocation of any profits that may be generated from the joint ventures.

Currently, the Company has entered into only one joint venture, that being with China Minmetals Corporation for  coal exploration, mining and coking projects in Qinghai Province China.

Under the terms of the Agreement, the Company will acquire a 49% equity interest in Qinghai Sinomine Resources Development Ltd. (“QSRD”),  a company 100% owned by China Minmetals. The Agreement contains provisions that allow the Company to increase its ownership to a majority position subject to required approvals.  To acquire the 49% interest in QSRD, the Company will pay 44 million RMB to China Minmetals, payable in two installments: the first payment of 10 million RMB (approx. CDN$1.3 million) is due within 15 days of Chinese Federal Government approval; the second payment of 34 million RMB (approx. CDN$4.5 million) will be made upon receipt of a business license for the Joint Venture.

F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

(a)

The Company has commitments in respect of office leases requiring minimum payments of $5,438 per month, as follows:

2008	$ 65,300
2009	$ 65,300
2010	$ 65,300
2011	$ 65,300
2012	$ 65,300
2013	$ 65,300
2014	$ 65,300
2015	$ 65,300

The Company sub-leases space from a company controlled by a common director.

(b)

East Energy also has conditional payment commitment in respect of the Jiangcang Coal Basin  as described under Item 4.B. – The China Minmetals Joint Venture Agreement and Share Transfer Agreement.  Payments are not expected to be made in fiscal 2007.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth all current directors and executive officers of the Company as of October 31, 2007, with each position and office held by them in the Company, their terms of office and the period of service as such.  Each director’s term of office expires at the next annual general meeting of shareholders.

NAME AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION AND POSITIONS DURING LAST FIVE YEARS	DIRECTOR OR OFFICER SINCE	NUMBER OF COMMON SHARES HELD (2) (3)
Ken Z. Cai (1) Director

President, CEO and Director of Minco Gold Corporation (formerly “Minco Mining & Metals Corporation”) from February 1996 to present; President, CEO and Director of Minco Silver Corporation from 2004 to present; President and Director of Minco Base Metals Corporation since May 22, 2007 to present; Chairman, and Director of Pacific Link Mining Corp. (formerly Tranzcom China Security Networks Inc. - name changed effective September 12, 2007) from 2001 to present; Director of East Energy Corp. (formerly “Gobi Gold Inc.”). from August 2005 to present and past Acting President from December 2005  to July 2006;  Director of Linear Metals Corporation from July 2006 to present; Chairman and Director of Aquasol Envirotech Ltd, from March 2000 to present; Director of Dragon Pharmaceuticals Inc. from September 1998 to January 2005; President & Director of Sinowin Investments Inc from March 2004 to present; President and Director of Pacific Canada Resources Inc. from February 1994 to present.  Minco Gold Corporation’s common shares are registered under the Securities Exchange Act of 1934.

		August 23, 2005	1,650,000 common 500,000 options
Howard Ratti(5) President and Chief Executive Officer and Director	Mr. Ratti has served as President and Chief Executive Officer of the Company since July 24, 2006. He was previously Sr. Vice-President, of Luscar Ltd.	July 24, 2006	1,000,000 options
Wade Dawe(1)(4) Director	President, CEO & Director of Linear Gold Corp. CEO & Director of Linear Metals Corporation Director of Keeper Resources	August 23, 2005	2,413,390 common 500,000 options
Howard Balloch(1) Director

President, The Balloch Group; Director of Methanex Corp. from 2004 to present, a Director of Ivanhoe Mines from January 2005 to present, a Director of Ivanhoe Energy from November 2002 to present and a Director of Tiens Biotech (UA) Inc.. a company whose common shares are registered under the Securities Exchange Act of 1934,  from 2004 to present.

		February 17, 2006	200,000 options

Richard S. Buski(1) Director

Self-employed consultant from 2004 to Present; Managing Partner,

 PricewaterhouseCoopers, Russia, 2001 to 2004; A director of Great Canadian Gaming Corp., a TSX listed company from June 2006 to present.

	June 8, 2007	10,000 common 200,000 options
Marlonett Bergstrom

President of LGM – Lions Gate Management Ltd. from 1997 to present; President of Oatpoint Capital Corp. from August 2006 to present, Corporate Secretary of Pacific Link Mining Corp. (formerly Tranzcom China Security Networks Inc. - name changed effective September 12, 2007) from January 2006 to present and Acting President and a Director from May 2007 to Present

	July 11, 2005	40,000 common 220,000 options
Garnet Clark

Vice-President, Finance and Chief Financial Officer for East Energy.   Chief Financial Officer of Minco Silver Corporation as of October 10, 2007, Chief Financial Officer of Minco Gold Corporation as of October 11, 2007 and Chief Financial Officer of Pacific Link Mining Corp. as of October 15, 2007.  Vice-President, Oil & Gas Operations at Sherritt International Corporation from January 2006 to January 2007; Vice-President Finance and Chief Financial Officer of Luscar Limited and Luscar Energy Partnership from April 2003 to December 2005.

	August 1, 2007	10,000 common 300,000 options

Notes:

(1)	Current member of the Audit Committee of the Company. See (4) below.
(2)

Common shares and options beneficially owned, directly and indirectly, or over which control or direction is exercised, at the date hereof, based upon the information furnished to the Company by individual directors and officers.  Unless otherwise indicated, such shares are held directly.

(3)

The directors, nominees, officers, deemed insiders and other members of management of the Company, as a group beneficially own, directly or indirectly, 6,723,390 common shares of the Company, representing 16.19% of the total issued and outstanding common shares of the Company.  Of the 6,723,390 a total of 2,620,000 are pursuant to stock options granted but not exercised.

(4)	Due to Mr. Dawe’s commitment to Linear Gold Corp., he did not stand for re-election at the Company’s Annual General Meeting held September 17, 2007.
(5)	Mr. Ratti entered into a written agreement with the Company. The agreement, dated July 7, 2006, is attached as Exhibit 4.4.

Other positions currently held by the Company’s directors and officers presently other than with other reporting issuers are as follows:

Name of Director or Officer	Positions Held
Ken Cai

Chairman & Director of Aquasol Envirotech Ltd.

President & Director of Sinowin Investments Inc.

President & Director of Pacific Canada Resources Inc.

Chairman  & Director of Pacific Link Mining Corp. (formerly Tranzcom China Security Networks Inc. - name changed effective September 12, 2007)

President, CEO & Director of Minco Gold Corporation

President, CEO & Director of Minco Silver Corporation

President & Director of Minco Base Metals Corporation

Director of East Energy Corp. (formerly “Gobi Gold Inc.”)

Director of Linear Metals Corporation

Wade Dawe*	President, CEO & Director of Linear Gold Corp. CEO & Director of Linear Metals Corporation Director of Keeper Resources

Name of Director or Officer	Positions Held
Howard Ratti	None
Howard Balloch	Director, Methanex Corp. Director, Ivanhoe Mines Director, of Ivanhoe Energy Director, Tiens Biotech (UA) Inc.
Richard Buski	Director of Great Canadian Gaming Corp.
Mar Bergstrom

President  and Director, LGM – Lions Gate Management Ltd.

President and Director  of Oatpoint Capital Corp.

Acting President, Director & Corporate Secretary of Pacific Link Mining Corp. (formerly Tranzcom China Security Networks Inc. - name changed effective September 12, 2007)

Garnet Clark	Chief Financial Officer, Minco Gold Corporation Chief Financial Officer, Minco Silver Corporation Chief Financial Officer, Pacific Link Mining Corp.

*Due to Mr. Dawe’s commitments to Linear Gold Corp., Mr. Dawe did not stand for re-election as a director at the Company’s Annual General Meeting held September 17, 2007.

The business background and principal occupations of the Company’s officers and directors are as follows:

Ken Z. Cai

 Director

Dr. Cai has served as a director since August 23, 2005 and Acting President from December 31, 2005 to July 24, 2006.   Dr. Cai, age 42 devotes approximately 5% of his time to the Company’s business.  Dr. Cai holds a Ph.D. in mineral economics from Queens University in Kingston, Ontario. Dr. Cai, a Chinese national now living in Canada, has 20 years' experience in mineral exploration, project evaluation, corporate financing and company management. He has been the driving force behind the Company and responsible for negotiating the property agreements in China.

 Dr. Cai serves as a director and/or officer of the following publicly-traded companies: Minco Gold Corporation,  a TSX and AMEX listed company (Director, President and CEO); Minco Silver Corporation, a TSX listed company (Director, President and CEO); Pacific Link Mining Corp. (formerly Tranzcom China Security Networks Inc. - name changed effective September 12, 2007), a TSX Venture listed company (Director and Chairman); Linear Metals Corporation (Director) a TSX Venture listed company.

Howard Ratti

President, Chief Executive Officer and Director

Mr. Ratti has served as President and Chief Executive Officer since July 24, 2006.  Mr. Ratti is a senior mining executive with over 28 years national and international experience, and has a global organizational background in the United States, Canada and the United Kingdom. Mr. Ratti is the former senior vice-president at Luscar Ltd., Canada's largest coal company. Before joining Luscar he was vice-president eastern operations with Andalex Resources Inc. of Louisville, Kentucky.

Mr. Ratti holds a Bachelor's degree in Civil Engineering from Loughborough University in the United Kingdom and is both a registered P.Eng. in Canada and a C.Eng. in the United Kingdom. He will also act as the Company's Qualified Person under National Instrument 43-101.

Wade Dawe

Director

Wade K. Dawe is the President and Chief Executive Officer of Linear Gold Corp. In 2003, he successfully negotiated the purchase of an extensive property portfolio held by Mount Isa Mines (MIM) in Central America, and since then has raised over $35 million for the company. From February 2000 to September 2003, he served as Vice President and a Director of the Corporation.

Mr. Dawe has been an entrepreneur in Canadian mining and venture capital industries since 1994. With extensive contacts in the business and investment banking communities he has worked and consulted for a number of successful publicly traded Canadian companies and has raised millions of dollars in equity financing.

He is a founding shareholder and board member of TSX Venture listed Keeper Resources Inc., a Calgary-based producer of oil and gas, and also serves on the Board of TSX listed Minco Silver Corporation, and ImmunoVaccine Technologies Inc.

Mr. Dawe has a Bachelor of Commerce degree from Memorial University of Newfoundland (MUN) 1992. A native of Newfoundland and Labrador, he now resides in Halifax, Nova Scotia.

Due to his commitments to Linear Gold Corp., Mr. Dawe did not stand for re-election as a director at the Company’s Annual General Meeting held September 17, 2007.

Howard Balloch

Director

Mr. Balloch, Founder and President of The Balloch Group, served for more than five years as Canada's Ambassador to China, Mongolia and the Democratic People's Republic of Korea in 1996 after a 20-year career in the Government of Canada's Department of Foreign Affairs and International Trade. A specialist on Pacific Rim nations, Mr. Balloch helped to develop bilateral exchanges between Canada and China and led the promotion and protection of Canadian interests in China. After retiring from the government's foreign service in July 2001, he continued to support Sino-Canadian business cooperation through his Beijing-based private investment and consulting business, The Balloch Group, and as president of the Canada-China Business Council. Mr. Balloch earned his Bachelor's and Master's degrees from Montreal's McGill University and pursued doctoral studies at the University of Toronto and the Fondation Nationale de Sciences Politiques, Paris.

Richard Buski

Director

Mr. Buski was Country Managing Partner at PricewaterhouseCoopers (PWC) in Russia from 2001 through to his retirement in 2004. His responsibilities in the position included all aspects of practice management, professional risk management, financial and operational management, client relations, government relations, media relations, community involvement and partner affairs. He joined PricewaterhouseCoopers Canada in 1969, and has since acted as PWC's managing partner on the National Audit Client practice and the firm's Banking Practice as well as other international committees. Mr. Buski was also the Global Relationship Partner for the Bank of Montreal. He obtained his B.A. (Math and Economics) from the University of British Columbia in 1967 and his C.A. in Ontario in 1972.

Mar Bergstrom

Vice-President/Corporate Secretary

Ms.  Bergstrom has served as Corporate Secretary/Acting Chief Financial Officer since July 11, 2005.  She resigned the position of Acting Chief Financial Officer on August 1, 2007 with the appointment of Mr. Clark.  She was appointed Vice-President in March, 2007.  Ms. Bergstrom has also served as an officer and director of several public companies over the past 20 years. She is a native of Houston, Texas and attended the University of Houston for two years. She is the President of LGM -- Lions Gate Management Ltd., a consulting company providing corporate services to public companies.

Garnet Clark

Vice-President, Finance/Chief Financial Officer

Mr. Clark served for two decades with Sherritt International Corp., including 11 years as the CFO of the company’s metals, oil/gas and coal businesses.  Mr. Clark is also former Vice-President, Finance and Chief Financial Officer of Luscar, Canada’s largest coal company.  At Luscar from 2003 to 2006, Mr. Clark helped the company achieve its status as one of the safest and most efficient coal miners in the world.

B.

COMPENSATION

Certain information about payments to the Company’s executive officers as of October 31, 2007 is set out in the following table:

SUMMARY COMPENSATION

	Annual Compensation				Long Term Compensation
Name and Principal Position	Fiscal Year End	Consulting Fees/ Salary ($)	Bonus ($)	Other Ann. Comp ($)	Common Shares Under Options /SARs Granted (#)	Common Shares or Units Subject to Resale Restrictions ($)	LTIP Payout ($)	All Other Compen- sation ($)
Howard Ratti Director	Mar. 31/07 Mar. 31/06 Mar. 31/05	143,601 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 1,000,000 Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Ken Cai Director	Mar. 31/07 Mar. 31/06 Mar. 31/05	Nil Nil Nil	Nil Nil Nil	8,000 Nil Nil	Nil 500,000 Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Wade Dawe Director	Mar. 31/07 Mar. 31/06 Mar. 31/05	4,500 Nil Nil	Nil Nil Nil	8,000 Nil Nil	Nil 500,000 Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Howard Balloch	Mar. 31/07 Mar. 31/06 Mar. 31/05	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 200,000 Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Richard Buski	Mar. 31/07 Mar. 31/06 Mar. 31/05	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	200,000 Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Mar Bergstrom	Mar. 31/07 Mar. 31/06 Mar. 31/05	56,464 31,500 Nil	Nil Nil Nil	Nil Nil Nil	20,000 200,000 Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

C.

BOARD PRACTICES

The current directors of the board were elected to their position at the annual meeting of shareholders held on September 17, 2007.

Each director will continue to serve as such until the next meeting of the shareholders.  The officers of the Company are elected by the board and serve at the board’s pleasure. Directors are elected annually at the annual general meeting of shareholders, whereas officers’ appointments are approved by the board of directors and terminate upon resignation or termination by the board.   The Company has no contract with any of its officers or directors that provide for payments upon termination.

Due to his commitments to Linear Gold Corp., Mr. Wade Dawe did not stand for re-election as a director at the Company’s Annual General Meeting held September 17, 2007.

Audit Committee

The Company’s Audit Committee Charter is attached as Exhibit 11.1 to this Registration Statement.

Compensation Committee

The Company does not have a Compensation Committee.

Nominations Committee

The Company does not have a Nominations Committee.

D.

EMPLOYEES

As at October 31, 2007, the Company has five full time employees and two consultants, three employees are located in China.

E.

SHARE OWNERSHIP

During the fiscal year ended March 31, 2007, no amounts were set aside or accrued by the Company or its subsidiaries during such year to provide pension, retirement or similar benefits for directors and officers of the Company, pursuant to any existing plan provided or contributed to by the Company or its subsidiaries.  As at March 31, 2007, the Company had 2,655,000 stock Options outstanding and exercisable (as at March 31, 2006 2,954,500) at varying prices between $0.30 and $0.81 per share, which were granted to directors, officers and employees of the Company.  The following table sets forth, as of June 30, 2007 and October 31, 2007, common stock held by the Company’s officers and directors and all outstanding options and warrants to purchase common shares of the Company.

Common Shares Owned by Officers and Directors

Name and Title	Common Shares Held at June 30, 2007	Percentage of Common Shares Outstanding at June 30, 2007 (1)	Common Shares Held at October 31, 2007	Percentag of Common Shares Outstanding at October 31, 2007(3)
Ken Cai, Director	1,650,000 common 500,000 options	6.37%	1,650,000 common 500,000 options	6.37%
Wade Dawe, Director(2)	2,413,390 common 500,000 options	8.63%	Unknown	Unknown
Howard Ratti, Director, CEO and President	1,000,000 options	2.96%	1,000,000 options	2.96%
Howard Balloch, Director	200,000 options	0.59%	200,000 options	0.59%
Richard Buski, Director	10,000 common 200,000 options	0.59%	10,000 common 200,000 options	0.62%
Mar Bergstrom, Vice-President, Corporate Secretary and Acting Chief Financial Officer(4)	40,000 common 220,000 options	0.77%	40,000 common 220,000 options	0.77%
Garnet Clark, Chief Financial Officer(4)	10,000 common 300,000 options		10,000 common 300,000 options	0.92%
TOTAL	6,723,390	16.19%	4,130,000	12.24%

(1)

Percentage of Common Shares outstanding assumes that the options held bythe owner have not been exercised.

(2)

Due to Mr. Dawe’s commitments to Linear Gold Corp., he did not stand for re-election at the Company’s Annual General Meeting held September 17, 2007.  Mr. Dawe’ s options will be cancelled October 17, 2007.

(3)

Percentage of Common Shares outstanding assumes that the options held by the owner have not been exercised.

(4)

Mr. Clark was appointed Vice-President, Finance and Chief Financial Officer on August 1, 2007.  Ms. Bergstrom resigned as Acting Chief Financial Officer on August 1, 2007

Outstanding Options

The Company has implemented a stock option plan that provides for the issuance of up to 4,620,616 common shares to directors, employees and consultants. As at June 30, 2007 the Company has granted options to purchase up to 2,925,000 common shares to directors, officers, employees and contractors.  The following table sets forth, as of June30, 2007  and October 31, 2007, granted and outstanding incentive stock options which have been granted to directors, officers, employees and contractors.

Name	Date of Grant	Number of Stock Options Granted	Number of Stock Options Outstanding	Exercise Price ($)	Expiry Date
Wade Dawe	August 31, 2005	500,000	500,000	$0.30	August 31, 2010
Ken Cai	August 31, 2005	500,000	500,000	$0.30	August 31, 2010
Mar Bergstrom	August 31, 2005	100,000	100,000	$0.30	August 31, 2010
Howard Ratti	July 24, 2006	1,000,000	1,000,000	$0.80	July 24, 2011
Mar Bergstrom	July 24, 2006	100,000	100,000	$0.80	July 24, 2011
Howard Balloch	July 24, 2006	200,000	200,000	$0.80	July 24, 2011
Mar Bergstrom	March 14, 2007	20,000	20,000	$0.81	March 14, 2012
Yijie He	March 14, 2007	20,000	20,000	$0.81	March 14, 2012
Yuan Guo Tai	March 14, 2007	20,000	20,000	$0.81	March 14, 2012
Zou Yongsheng	March 14, 2007	15,000	15,000	$0.81	March 14, 2012
Primoris Group	April 1, 2007	200,000	200,000	$0.80	April 1, 2010
Richard Buski	June 20, 2007	200,000	200,000	$0.86	June 20, 2012
Garnet Clark	August 8, 2007	300,000	300,000	$0.66	August 8, 2012
Kevin Qu	September 4, 2007	50,000	50,000	$0.53	September 4, 2012

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

As of June 30, 2007 the Company believes that 5,116,418 of the issued and outstanding common shares were held by one registered shareholder with an address in the United States.

As far as known to the Company, and except as disclosed herein, the Company is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.   The following table sets forth, as of October 31, 2007, information with respect to (i) any person who is known to the Company to be the owner of more than 5% of any class of the Company’s outstanding voting securities and (ii) the total amount of any class of the Company’s voting securities owned by the officers and directors as a group.

Title of Class	Identity of Holder	Amount Owned	Percent of Class (1)
Common shares	Wade Dawe (including 1,190,890 common shares owned by Blue Ridge Resources, a company owned and controlled by a spouse)	2,413,390 (3)	8.63%
Common shares	Ken Cai (including 1,650,000 common shares and 500,000 options (granted))	2,150,000	6.37%
Common shares	All directors, Officers & deemed insiders as a group(2)	4,130,000	12.24%

Notes:

(1)

Based on the issued and outstanding shares of the Company.

(2)

Of the 4,130,000 common shares of which a total of 2,420,000 are pursuant to stock options granted but not exercised.

(3)

Information is as of September 17, 2007.  Due to Mr. Dawe’s commitments to Linear Gold Corp., he did not stand for re-election at the Company’s annual general meeting held September 17, 2007.

Escrow Securities

As at October 31, 2007, a total of 150,448 common shares of the Company are held at Pacific Canada Trust Company, 510 Burrard Street, Vancouver, British Columbia, subject to escrow share restrictions under an escrow agreement dated  January 10, 1995.  All of these escrow shares are owned by past directors, companies controlled by past directors or current directors.   The original number of escrow shares to be released was 750,000 shares.   As of October 31, 2007, the escrow shares represent 0.44% of the total issued and outstanding shares that being 33,742,582 of the Company.   As allowed under the Escrow Agreement, the Company will seek approval to cancel the remaining 150,448 escrow shares.

Table Of Escrow Shares

Balance
Balance January 10, 1995	750,000
Release – November 12, 1998 of 187,500	562,500
Release – November 5, 1999 of 111,158	451,342
2000 – consolidation of 3 old for 1 new share	150,447
2004 – consolidation of 2 old for 1 new share	75,224
2006 – forward split 2 for 1	150,448
Balance as at October 31, 2007	150,448

B.

RELATED PARTY TRANSACTIONS

(a)

During the year ended March 31, 2007, the Company paid or accrued $nil (March 31, 2006 – $11,103) for accounting and administrative services to a company of which an officer is an employee.

(b)

During the year ended March 31, 2007, the Company paid rent of $38,250 (March 31, 2006 - $8,000) to a company controlled by a common director.  Dr. Cai is President of Minco Gold Corporation, a corporation  he is a major shareholder of.  Minco Gold Corporation entered into a lease with Brookfield Properties Corporation in early January 2007.  East Energy Corp. sublets from Minco Gold Corporation.

(c)

 During the year ended March 31, 2007, the Company paid or accrued $51,964 (March 31, 2006 – $30,000) to an officer for legal, regulatory and administration services rendered.  East Energy Corp. paid LGM – Lions Gate Management Ltd. for these services.  Ms. Bergstrom is the President and sole shareholder of LGM – Lions Gate Management Ltd.

(d)

During the year ended March 31, 2007, the Company accrued $4,500 (March 31, 2006 - $nil) to a director for investor relations services rendered.  Mr. Dawe was paid for services rendered for a promotional trip on behalf of East Energy Corp.

(e)

During the year ended March 31, 2007, the Company paid or accrued $27,416 (March 31, 2006 - $nil) in directors’ fees.   To Dr, Cai - $8,000; Mr. Dawe - $8,000; Mr. Balloch - $9,250.; and Jerry Tien - $2,166.66.  Mr. Tien  did not stand for re-election at the Company’s annual general meeting in September, 2006.

(f)

As at March 31, 2007, a total of $25,869 (March 31, 2006 - $nil) is owing to directors, officers and a company controlled by a common director. These amounts are included in accounts payable and accrued liabilities, are non-interest bearing, repayable on demand and are unsecured.   To Dr. Cai - $2,500; Mr. Dawe - $7,214.40; Mr. Balloch - $2,500.; and Minco Gold Corporation - $13,654.22.

(g)

As at March 31, 2007, a total of $4,994 (March 31, 2006 - $nil) is owed from an officer of the Company. This amount is included in receivables, is non-interest bearing, repayable on demand and is unsecured.  This amount is owed by Ms. Bergstrom as an advance for travel expenditures.

(h)

During the year ended March 31, 2007, the Company paid a salary of $143,601 (March 31, 2006 - $Nil) to the director and president of the Company.  The amount paid is included in exploration costs, property investigation, and office and administration.

ITEM 8.

FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The following financial statements of the Company are attached to this Registration Statement:

Consolidated audited financial statements for the year ended March 31, 2007 (in Canadian dollars) with comparative figures for the year ended March 31, 2006.
Unaudited financial statements for the interim period ending June 30, 2007 (in Canadian dollars) with comparative figures for the interim period ending June 30, 2006.

Dividend policy

The Company has never paid any dividends and does not intend to pay any dividends in the near future.

ITEM 9.

THE OFFER AND LISTING

Market

Since July 8, 1987, the Company’s common shares have been listed on the TSX Venture Exchange.      The following tables set forth the reported high and low prices for the five most recent fiscal years (Table A), each quarterly period for the past two fiscal years and for the first quarter of 2006 (Table B) and each month for the past six months (Table C).

Table A

High and low price for the five most recent fiscal years.

YEAR	TSX (CDN$) HIGH	TSX (CDN$) LOW
March 31, 2007	$1.35	$0.64
March 31, 2006	$1.35	$0.14
March 31, 2005	$1.90	$0.95
March 31, 2004	$1.75	$0.05
March 31, 2003	$1.05	$0.05

Table B

High and low prices for each quarterly period for the past two fiscal years ended March 31, 2007 and 2006 and the first quarter of 2007.

MONTH/YEAR	TSX (CDN$) HIGH	TSX (CDN$) LOW
Quarter 1 – June 30 2007	1.09	0.75
Quarter 4 – March 31, 2007	1.18	0.74
Quarter 3–December 31, 2006	1.16	0.70
Quarter 2 – September 30, 2006	1.15	0.90
Quarter 1 – June 30, 2006	0.975	0.75
Quarter 4 – March 31, 2006	1.35	0.725
Quarter 3 – December 31, 2005	0.445	0.31
Quarter 2 – September 30, 2005	0.415	0.33
Quarter 1 – June 30, 2005	0.20	0.115

ITEM 10.

ADDITIONAL INFORMATION

A.

SHARE CAPITAL

Table C

High and low prices for each month for the past six months.

MONTH/YEAR	TSX (CDN $) HIGH	TSX (CDN $) LOW
June 2007	0.95	0.80
May 2007	1.09	0.78
April 2007	1.00	0.80
March 2007	0.91	0.75
February 2007	1.00	0.74
January 2007	1.18	0.96

The Company has unlimited common shares authorized, without par value, of which 33,742,582 common shares were issued and outstanding as of June 30, 2007.  Each of the common shares has equal dividend, liquidation and voting rights.  Voters of the common shares are entitled to one vote per share on all matters that may be brought before them.  Holders of the common shares are entitled to receive dividends when declared by the board of directors from funds legally available for that purpose.  The common shares are not redeemable, have no conversion rights and carry no pre-emptive or other rights to subscribe for additional shares.  The outstanding common shares are fully paid and non-assessable.  Of the Company’s common shares outstanding, 150,448 are currently held in escrow, subject to release or cancellation upon certain conditions.  See Item 7 - “Escrow Securities.” The transfer agent and registrar for the common shares is Pacific Corporation Trust Company, 510 Burrard Street, Vancouver, British Columbia, Canada, V6B 5A1.  The following table sets forth a history of the share capital for the Company for the last three fiscal years, and through October 31, 2007.

		Issuance	Common Share Balance
April 29, 2005			4,306,409
August 24, 2005	Private Placement	2,058,000	6,364,409
March 27, 2006	Private Placement	5,183,000	11,547,409
April 24, 2006	Property Payment	4,132	11,551,541
August 14, 2006	Exercise of Warrants	182,500	11,734,041
August 18, 2006	Exercise of Warrants	267,000	12,001,041
August 21, 2006	Exercise of Warrants	1,608,500	13,609,541
August 23, 2006	Exercise of Options	10,000	13,619,541
August 29, 2006	Forward split accepted by TXX-V
	issued and outstanding	27,239,082	27,239,082
	warrants outstanding	5,333,000
	options outstanding	2,600,000
	escrow outstanding	150,448
	fully diluted	35,322,530
January 17,2007	Exercise of Warrants	10,000	27,249,082
March 7, 2007	Exercise of Warrants	25,000	27,274,082
March 22, 2007	Exercise of Warrants	85,000	27,359,082
March 27, 2007	Exercise of Warrants	262,500	`27,621,582
March 28, 2007	Exercise of Warrants	70,500	27,692,082
April 4, 2007	Return to Treasury	10,000	27,682,082
April 19, 2007	Exercise of Warrants	15,000	27,697,082
May 1, 2007	Private Placement	1,327,000	29,024,082
May 1, 2007	Exercise of Warrants	27,000	29,051,082
May 27, 2007	Exercise of Warrants	4,441,500	33,492,582
June 6, 2007	Finder’s Fee-Property Acquisition	250,000	33,742,582

October 31, 2007	Issued and Outstanding		33,742,582

Except for finder’s fees, all issuances noted above were for cash. No shares issuances in the period covered by the above table were subject to discounts, special terms or installment payments.

None of the above private placements involved an offer or sale of securities to United States citizens.  All private placements relied on the ‘Accredited Investor’ exemption.

B.

MEMORANDUM AND ARTICLES OF ASSOCIATION

On September 15, 2005, the Company adopted revised Articles of the Company under the laws of the Province of British Columbia Company Act.  On March 29, 2004, the new British Columbia Business Corporations Act (“BCA”) was proclaimed, replacing the pre-existing British Columbia Company Act.

Accordingly, the Company is now subject to the BCA, and no longer governed by the Company Act.  The BCA is a more  modern corporate statute, and is designed to provide greater flexibility and efficiency for British Columbia companies.  For example, the new BCA does not impose any British Columbia or Canadian residency requirements on the members of the Board of Directors of the Company.

In accordance with the BCA, the Company has filed a transition application with the Registrar of Companies, the principal element of which involved replacing the Company’s Memorandum with a new form designated a Notice of Articles.  The Company filed its transition application as of September 26, 2005.  As a result of the Company having filed its transition application, it altered its Notice of Articles and adopted a new form of Articles to take advantage of the greater flexibility and efficiency inherent in the BCA, and to make its Articles consistent with the terminology and certain provisions of the BCA.

Shareholders approved a Special Resolution approving the alteration of The Notice of Articles of the Company be altered to remove the application of the pre-existing company provisions (“PCPs”), as provided for in the British Columbia Business Corporations Act, and the Company’s Notice of Articles be altered accordingly.  In addition to deleting the PCPs, the Shareholders of the Company approved the deletion of the Company’s existing Articles in their entirety and replaced them with a new set of Articles.  The new set of Articles makes the Company’s Articles consistent with the terminology and provisions of the BCA.  Most of the changes in the new form of Articles are minor in nature, and will not affect the Shareholders or the day-to-day administration of the Company.  However, there are several changes of note:  i)  The directors will be able to approve a change of name of the Company without the necessity of obtaining shareholder approval; and ii) The directors will be able to increase the authorized capital of the Company, or create one or more classes or series of shares, without the necessity of obtaining shareholder approval.

Common Shares

All issued and outstanding common shares are fully paid and non-assessable.  Each holder of record of common shares is entitled to one vote for each common share so held on all matters requiring a vote of shareholders, including the election of directors.  The holders of common shares will be entitled to dividends on a pro-rata basis, if and when as declared by the board of directors. There are no preferences, conversion rights, preemptive rights, subscription rights, or restrictions or transfers attached to the common shares.  In the event of liquidation, dissolution, or winding up of the Company, the holders of common shares are entitled to participate in the assets of the Company available for distribution after satisfaction of the claims of creditors.

Powers and Duties of Directors

The directors are to manage or supervise the management of the affairs and business of the Company and have authority to exercise all such powers of the Company as are not, by the Business Corporations Act, or by the memorandum or the articles of incorporation, required to be exercised by the Company in a general meeting.  Directors will serve as such until the next annual meeting.  In general, a director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company whereby a duty or interest might be created to conflict with his duty or interest director, is to declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director.

Such director may not vote in respect of any such contract or transaction with the Company in which he is interested and if he does so, his vote will note be counted, but he will be counted in the quorum present at the meeting at which such vote is taken.  However, notwithstanding the foregoing, directors have the right to vote on determining the remuneration of the directors.  The directors may from time to time on behalf of the Company; (a) borrow money in such manner and amount from such sources and upon such terms and conditions as they think fit; (b) issue bonds, debentures and other debt obligations; or (c) mortgage, charge or give other security on the whole or any part of the property and assets of the Company.  There is a minimum share ownership requirement for the Company's directors.

Shareholders

An annual general meeting is to be held once in every calendar year at such time and place as may be determined by the directors.  A quorum at an annual general meeting and special meeting is two shareholders or one or more proxy holder representing two shareholders, or one shareholder and a proxy holder representing another shareholder.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act, (the “Investment Act”) discussed below under “Item 10. Additional Information, D. Exchange Controls.”.  In accordance with British Columbia law, directors are elected by an “ordinary resolution” which means (a) a resolution passed by the shareholders of the Company in general meeting by a simple majority of the votes cast in person or by proxy, or (b) a resolution that has been submitted to the shareholders of the Company who would have been entitled to vote on it in person or by proxy at a general meeting of the Company and that has been consented to in writing by such shareholders of the Company holding shares carrying not less than three-quarters of the votes entitled to be cast on it.

Under British Columbia law certain items such as an amendment to the Company’s articles or entering into a merger, requires approval by a special resolution which means (a) a resolution passed by a majority of not less than 3/4 of the votes cast by the shareholders of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the Company (b) a resolution consented to in writing by every shareholder of the Company who would have been entitled to vote in person or by proxy at a general meeting of the Company, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of the Company.

C.

MATERIAL CONTRACTS

There are no material contracts not in the ordinary course of business entered into by the Company during the financial year ended March 31, 2007, or in prior years that are still in effect except for the Joint Venture Agreement and Share Transfer Agreement was signed with China Minmetals Corporation  for coal exploration, mining and coking projects in Qinghai Province, China.

D.

EXCHANGE CONTROLS

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares other than withholding tax requirements.  Any such remittances to United States residents are subject to withholding tax.  See “Taxation.”  There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Act.

The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire the common shares.  The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review, the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.  An investment in the common shares by a non-Canadian other than a “WTO Investor” (as that term is defined by the Investment Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Company.  An investment in the common shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act was not less than a specified amount, which for 1996 was any amount in excess of $168 million.

A non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares.  The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares.  Certain transactions relating to the common shares would be exempt from the Investment Act, including:  (a) an acquisition of the common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities; (b) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the common shares, remained unchanged.

Chinese Currency

The Renminbi currently is not a freely convertible currency.  Although central government policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or security, requires the approval of the State Administration of Foreign Exchange and other relevant authorities.  The People's Bank of China, or PBOC, sets and publishes daily a base exchange rate with reference primarily to the supply and demand of Renminbi against a basket of currencies in the market during the prior day.

The PBOC also takes into account other factors, such as the general conditions existing in the international foreign exchange markets. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong dollars and U.S. dollars, has been based on rates set by the PBOC, which are set daily based on the previous day's interbank foreign exchange market rates and current exchange rates in the world financial markets.  From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable.

Although Chinese governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or securities, requires the approval of the State Administration for Foreign Exchange and other relevant authorities.

On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by 2% against the U.S. dollar.  The PRC government has since made and in the future may make further adjustments to the exchange rate system. The PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day.

E.

TAXATION

Canadian Federal Income Tax Consequences

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of the Company by a United States resident, and who holds common shares solely as capital property (a “US Holder”).  This summary is based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”), the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Canada Revenue Agency, and on the current provisions of the Canada-United States Income Tax Convention, 1980, as amended (the “Treaty”).

Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any US) tax law or treaty.  It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.  Each US Holder is advised to obtain tax and legal advice applicable to such US Holder’s particular circumstances.  Every US Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the US Holder on the US Holder’s common shares.  The statutory rate of withholding tax is 25% of the gross amount of the dividend paid.  The Treaty reduces the statutory rate with respect to dividends paid to a US Holder for the purposes of the Treaty.  Where applicable, the general rate of withholding tax under the Treaty is 15% of the gross amount of the dividend, but if the US Holder is a company that owns at least 10% of the voting stock of the Company and beneficially owns the dividend, the rate of withholding tax is 5% for dividends paid or credited after 1996 to such corporate US Holder.  The Company is required to withhold the applicable tax from the dividend payable to the US Holder, and to remit the tax to the Receiver General of Canada for the account of the US Holder.

Pursuant to the Tax Act, a US Holder will not be subject to Canadian capital gains tax on any capital gain realized on an actual or deemed disposition of a common share, including a deemed disposition on death, provided that the US Holder did not hold the common share as capital property used in carrying on a business in Canada, and that neither the U. S. Holder nor persons with whom the US Holder did not deal at arms length (alone or together) owned or had the right or an option to acquire 25% or more of the issued shares of any class of the Company at any time in the five years immediately preceding the disposition.

United States Tax Consequences

Passive Foreign Investment Companies

The Treaty essentially calls for taxation of shareholders by the shareholder’s country of residence.  In those instances in which a tax may be assessed by the other country, a corresponding credit against the tax owed in the country of residence is generally available, subject to limitations.

Under Section 1297 of the Internal Revenue Code of the United States, a foreign investment corporation is treated as a passive foreign investment company (a “PFIC”) if it earns 75% or more of its gross income from passive sources or if 50% or more of the value of its assets produce passive income.  The Company believes that it is a passive foreign investment company (“PFIC”) for United States federal income tax purposes with respect to a United States Investor.  Because the Company is a PFIC, unless a United States Investor who owns shares in the Company elects (a section 1295 election) to have the Company treated as a “qualified electing fund” (a “QEF”) as described below, the following rules apply:

1.

Distributions made by the Company during a taxable year to a United States Investor who owns shares in the Company that are an “excess distribution” (defined generally as the excess of the amount received with respect to the shares in any taxable year over 125% of the average received in the shorter of either the three previous years or such United States Investor’s holding period before the taxable year) must be allocated ratably to each day of such shareholder’s holding period.  The amount allocated to the current taxable year and to years when the Company was not a PFIC must be included as ordinary income in the shareholder’s gross income for the year of distribution.  The remainder is not included in gross income but the shareholder must pay a deferred tax on that portion.  The deferred tax amount, in general, is the amount of tax that would have been owed if the allocated amount had been included in income in the earlier year, plus interest.  The interest charge is at the rate applicable to deficiencies in income taxes.

2.

The entire amount of any gain realized upon the sale or other disposition of the share will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition, will be subject to the interest charge described above.  A shareholder that makes a section 1295 election will be currently taxable on his or her pro rata share of the Company’s ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively) for each taxable year of the Company, regardless of whether or not distributions were received.  The shareholder’s basis in his or her shares will be increased to reflect taxed but undistributed income.  Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the shares and will not be taxed against as a distribution to the shareholder.  A shareholder may make a section 1295 election with respect to a PFIC for any taxable year of the shareholder (shareholder’s election year).  A section 1295 election is effective for the shareholder’s election year and all subsequent taxable years of the shareholder.  (In temporary regulations, Treasury provides procedures for both retroactive and protective elections).  Once a section 1295 election is made it remains in effect, although not applicable, during those years that the Company is not a PFIC.  Therefore, if the Company requalifies as a PFIC, the section 1295 election previously made is still valid and the shareholder is required to satisfy the requirements of that election.  Once a shareholder makes a section 1295 election, the shareholder may revoke the election only with the consent of the Secretary.

If the shareholder makes the section 1295 election for the first tax year of the Company as a PFIC that is included in the shareholder’s holding period, the result will be that the PFIC will qualify as a “pedigreed QEF” with respect to the shareholder.  If a QEF is an unpedigreed QEF with respect to the shareholder, the shareholder is subject to both the non-QEF and QEF treatment.  Certain elections are available which enable shareholders to convert an unpedigreed QEF into a pedigreed QEF thereby avoiding such dual application.

A shareholder making the section 1295 election must make the election on or before the due date, as extended, for filing the shareholder’s income tax return for the first taxable year to which the election will apply.  A shareholder must make a section 1295 election by completing Form 8621; attaching said Form to its federal income tax return; and reflecting in the Form the information provided in the PFIC Annual Information Statement or if the shareholder calculated the financial information, a statement to that effect; and filing a copy of the Form with the Philadelphia Service Center.  As provided in IRS Notice 88-125, the PFIC Annual Information Statement must include the shareholder’s pro rata shares of the ordinary earnings and net capital gain of the PFIC for the PFIC’s taxable year or information that will enable the shareholder to calculate its pro rata shares.  In addition, the PFIC Annual Information Statement must contain information about distributions to shareholders and a statement that the PFIC will permit the shareholder to inspect and copy its permanent books of account, records, and other documents of the PFIC necessary to determine that the ordinary earnings and net capital gain of the PFIC have been calculated according to federal income tax accounting principles.

Temporary regulations have recently clarified that a shareholder may obtain the books, records and other documents of the foreign corporation necessary for the shareholder to determine the correct earnings and profits and net capital gain of the PFIC according to federal income tax principles and calculate the shareholder's pro rata shares of the PFIC’s ordinary earnings and net capital gain.  In that case, the PFIC must include a statement in its PFIC Annual Information Statement that it has permitted the shareholder to examine the PFIC’s books of account, records, and other documents necessary for the shareholder to calculate the amounts of ordinary earnings and net capital gain.

Because the Company’s stock is “marketable” under section 1296(e), a US Investor may elect to mark the stock to market each year.  In general, a PFIC shareholder who elects under section 1296 to mark the marketable stock of a PFIC includes in income each year an amount equal to the excess, if any, on the fair market value of the PFIC stock as of the close of the taxable year over the shareholder’s adjusted basis in such stock.  A shareholder is also generally allowed a deduction for the excess, if any, of the adjusted basis of the PFIC stock over the fair market value as of the close of the taxable year.  Deductions under this rule, however, are allowable only to the extent of any net mark to market gains with respect to the stock included by the shareholder for prior taxable years.

While the interest charge regime under the PFIC rules generally does not apply to distributions from and dispositions of stock of a PFIC where the US Investor has marked to market, coordination rules for limited application will apply in the case of a US Investor that marks to market PFIC stock later than the beginning of the shareholder’s holding period for the PFIC stock.  Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC or inclusions under a QEF.  Each US Holder should consult a tax advisor with respect to how the PFIC rules may affect such shareholder's tax situation.  In particular, a US Holder should determine whether such shareholder should elect to have the Company be treated as a Qualified Electing Fund.

Other Consequences

To the extent a shareholder is not subject to the tax regimes outlined above with respect to foreign corporations that are PFICs, the following discussion describes the United States federal income tax consequences arising from the holding and disposition of the Company’s Common Shares.

US Holders

As used herein, a “US Holder” includes a holder of Common Shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof and any other person or entity whose ownership of Common Shares is effectively connected with the conduct of a trade or business in the United States.  A US Holder does not include persons subject to special provisions of federal income tax laws, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distribution of Common Shares

US Holders receiving dividend distributions (including constructive dividends) with respect to the Company’s common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distribution to the extent that the Company has current or accumulated earnings or profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder’s United States federal income tax liability or, alternatively, may be deducted in computing the US Holder’s United States federal income tax by those who itemize deductions.  (See more detailed discussions at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the US Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of such shares.  Preferential tax rates for the long-term capital gains are applicable to a US Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a US Holder which is a corporation.

Dividends paid on the Company’s common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A US Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company if such US Holder owns shares representing at least 10% of the voting power and value of the Company.

Foreign Tax Credit

A US Holder who pays (or has withheld from distribution) Canadian income tax with respect to the ownership of the Company’s common shares may be entitled, at the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a tax credit, because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.

This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the US Holder during that year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder’s United States income tax liability that the US Holder’s foreign source income bears to his or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income, such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income.  The availability of foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares

A US Holder will recognize gain and loss upon the sale of the common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received and (ii) the shareholder’s tax basis in the common shares.

The gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the US Holder, and will be a short-term or long-term capital gain or loss depending on each US Holder’s holding period.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For US Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.

For US Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

The foregoing discussion is based upon the sections of the Code, Treasury Regulations, published Internal Revenue Service rulings, published administrative positions of the Internal Revenue Service and court decisions that are currently applicable, any or all of which could be materially adversely changed, possibly on a retroactive basis, at any time.  In addition, this discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted could be applied, possibly on a retroactive basis, at any time.  A holder or prospective holder of the Company’s common shares should consult his or her own tax advisors about federal, state local and foreign tax consequences of purchasing, owning and disposing of the common shares of the Company.

F.

DIVIDENDS AND PAYING AGENTS

There are no restrictions on the payment of dividends by the Company. While dividends may be declared at the discretion of the Company’s board of directors, the Company has not declared any dividends as of the date of this Registration Statement, nor does it intend to do so in the foreseeable future. Accordingly the Company has not appointed any financial organization to act as paying agents of the Company.

G.

STATEMENT BY EXPERTS

We have included in “Item 17. Financial Statements” our consolidated financial statements as of  March 31, 2007 and 2006 in reliance on the report of Morgan & Company, chartered accountants, 700 West Georgia Street, Vancouver, BC, Canada given upon the authority of that firm as experts in auditing and accounting.  Morgan & Company has consented to the inclusion of its audit report and has authorized the contents of “Item 17. Financial Statements”.  We have included in “Item 4. Information on the Company” information about the Jiangcang Project from an updated technical report prepared by Norwest Corporation, of  2 County Court Blvd., Suite 202, Brampton. Ontario, Canada, L6W 3W8. The authors of the report are G.R. Jordan and Robert F. Engler.   The technical report was prepared under the guidelines of Canadian National Instruments 43-101.  The Company filed the Updated 43-101 technical report on June 21, 2007 via SEDAR.  The reports are dated April 24, 2007 and June 19, 2007 for reference.

H.

DOCUMENTS ON DISPLAY

The Company files annual reports and furnishes other information with the SEC. You may read and copy any document that we file at the SEC's Public Reference Room at100 F Street, NE  Washington, D.C. 20549 or by accessing the Commission’s website (http://www.sec.gov). The Company also files its annual reports and other information with the Canadian Securities Administrators via SEDAR (www.sedar.com).  Copies of the Company’s material contracts are kept in the Company’s administrative headquarters.

I.

SUBSIDIARY INFORMATION

The Company has no subsidiaries.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk, primarily related to foreign exchange.  The Company uses the Canadian dollar as its reporting currency and is therefore exposed to foreign exchange movements in China where the Company is conducting exploration activities.  As at the quarter ended June 30, 2007, the Company did not have any balance sheet accounts denominated in RMB and therefore was not exposed any foreign exchange movements on those balances.  However, the Company does have contractual obligations as described under Item 4.B. Agreements on the Jiangcang Coal project and will be subject to foreign exchange movement regarding these two payments.

The Company has not entered into any material foreign exchange contracts to minimize or mitigate the effects of foreign exchange fluctuations on the Company’s operations.  The Company exchanges Canadian dollars to fund its Chinese operations.  The Company has no long-term debt, therefore, the Company does not believe that the interest rate market risk to be material.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES

AND DELINQUENCIES

Not Applicable

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF

SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15.

CONTROLS AND PROCEDURES

(a)

Disclosure controls and procedures

Not applicable

 (b)

Evaluation of disclosure controls and procedures

Not applicable

(c)

Attestation report of the registered public accounting firm

Not applicable

(d)

Changes in internal controls

Not applicable.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that the Company has one audit committee financial expert serving on its audit committee and that the individual is “independent”.  Mr. Richard Buski, Chairman of the audit committee serves as the audit committee’s financial expert.    Mr. Buski joined the Audit Committee in late July 2007.

ITEM 16B.

CODE OF ETHICS - BOARD OF DIRECTORS AND OFFICERS

The Company’s Code of Ethics is attached as Exhibit 11.2 to this Registration Statement.  2.  Our Code of Ethics is also posted on our website located at www.eastenergy.com.

The Company has also adopted a Corporate Governance Charter.  The Charter is attached as Exhibit 11.3 to this Registration Statement.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Since the Company's last audit (March 31, 2007), the Company's auditors, Morgan & Company, have charged the following  fees:

	2006	2007
Audit fees for the years ended	$13,000	$30,250
Audit related fees	Nil	Nil
Tax fees	$750	Nil
All other fees (non-tax)	Nil	Nil

TOTAL FEES	$13,750	$30,250

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS

FOR AUDIT COMMITTEES

The Company believes that the all members of the audit committee are “independent”.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY

THE ISSUER AND AFFILIATE PURCHASERS

None

ITEM 16F.

OTHER

None

PART III

ITEM 17.

FINANCIAL STATEMENTS

Attached hereto

Financial Statement

DOCUMENT	PAGE
Financial Statements as at March 31, 2007 and 2006 and 2005 (in Canadian Dollars) including Auditors Report, Balance Sheet, Cash Flow and Notes	51
Unaudited Financial Statements as at June 30, 2007 including Balance Sheet and Cash Flow and Notes	80

ITEM 18.

FINANCIAL STATEMENTS

Not Applicable

ITEM 19.

EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
1.1	Articles and Memorandum of Association
4.1	Joint Venture Agreement was signed with China Minmetals Corporation dated February 26, 2007.
4.2	Share Transfer Agreement was signed with China Minmetals Corporation dated February 26, 2007.
4.3	Co-Tenancy Agreement with Minco Gold Corporation
4.4	Letter Agreement with Howard Ratti
11.1	Audit Committee Charter
11.2	Code of Ethics
11.3	Corporate Governance Charter
12.1	Certification of the President Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the President Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents of Norwest Corporation
14.2	Consents of Norwest Corporation Author, Geoff Jordan
14.3	Consents of Norwest Corporation Author, Robert F. Engler
14.4	Consent of Morgan and Company
15.1	Location Map of Jiangcang Property

EAST ENERGY CORP.

(Formerly Gobi Gold Inc.)

(An exploration stage enterprise)

Financial Statements

(Expressed in Canadian dollars)

MARCH 31, 2007, 2006 AND 2005

Index

Auditors’ Report

Balance Sheets

Statements of Operations and Deficit

Statements of Cash Flows

Notes to Financial Statements

AUDITORS’ REPORT

To the Shareholders of

East Energy Corp. (formerly Gobi Gold Inc.)

We have audited the accompanying balance sheets of East Energy Corp. (formerly Gobi Gold Inc.) as of March 31, 2007 and 2006 and the related statements of operations, and cash flows for each of the three years ended March 31, 2007, 2006 and 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2007 and 2006 and the results of its operations and its cash flows for each of the three years ended March 31, 2007, 2006 and 2005 in conformity with Canadian generally accepted accounting principles.

Vancouver, Canada

MORGAN & COMPANY

“Morgan & Company”

July 4, 2007

Chartered Accountants

Comments by Auditors for US Readers on Canada-US Reporting Differences

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Our report to the shareholders, dated July 4, 2007, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the Auditors’ Report when these are adequately disclosed in the financial statements.

Vancouver, Canada

July 4, 2007

Chartered Accountants

EAST ENERGY CORP.
(Formerly Gobi Gold Inc.)
(An exploration stage enterprise)
Balance Sheets

(Expressed in Canadian Dollars)
	March 31, 2007	March 31, 2006
ASSETS

Current assets
Cash and cash equivalents	$144,677	$4,834,312
Short-term investments (Note 3)	5,140,000	300,000
Accrued interest receivable	149,206	-
Receivables	10,717	7,324
Prepaid expenses and deposits	31,549	2,775

Total current assets	5,476,149	5,144,411

Mineral interests (Note 4)	-	5,000
Capital Assets (Note 5)	5,797	1,418

Total assets	$5,481,946	$5,150,829

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$81,398	$24,473

SHAREHOLDERS' EQUITY

Share capital (Note 6a)	8,879,565	7,938,025

Contributed surplus (Note 6c)	464,890	171,840

Deficit	(3,943,907)	(2,983,509)

Total shareholders’ equity	5,400,548	5,126,356

Total liabilities and shareholders’ equity	$5,481,946	$5,150,829

Approved on behalf of the
Board of Directors:	"Ken Cai"	"Wade Dawe"
	Ken Cai	Wade Dawe
	Director	Director

See Accompanying Notes to Financial Statements

EAST ENERGY CORP.
(Formerly Gobi Gold Inc.)
(An exploration stage enterprise)
Statements of Operations and Deficit
	YEARS ENDED MARCH 31
	2007	2006	2005
(Expressed in Canadian Dollars)
Exploration costs (Note 4)	$90,265	$29,250	$-
Administrative expenses
Accounting and audit	42,025	26,068	19,249
Amortization of equipment	1,056	250	-
Bad debts	-	42,922	-
Directors fees	27,416	-	-
Investor Relations	33,508	-	-
Legal fees	27,416	45,635	12,744
Regulatory and filing	82,669	28,149	4,965
Office and administration	148,343	33,338	9,785
Property investigation	170,677	-	-
Rent	38,250	8,000	-
Stock based compensation	413,000	56,840	-
Telephone	3,953	932	-
Travel and transportation	39,972	2,982	-

	1,028,285	245,116	46,743

Operating loss	(1,118,550)	(274,366)	(46,743)

Other items:
Mineral property costs written off	(30,000)	-	-
Interest income	188,152	3,858	471
Gain on forgiveness of debt	-	-	12,482
Loss for the year	(960,398)	(270,508)	(33,790)
Deficit, beginning of year	(2,983,509)	(2,713,001)	(2,679,211)
Deficit, end of year	$(3,943,907)	$(2,983,509)	$(2,713,001)
Loss per share – basic and diluted	$(0.04)	$(0.02)	$(0.00)
Weighted average number of common shares outstanding – basic and diluted (Note 6)	25,488,360	10,932,351	6,810,932

See Accompanying Notes to Financial Statements

EAST ENERGY CORP.
(Formerly Gobi Gold Inc.)
(An exploration stage enterprise)
Statements of Cash Flows
(Expressed in Canadian Dollars)
	YEARS ENDED MARCH 31
	2007	2006	2005
Cash flows from (used in) operating activities
Loss for the year	$(960,398)	$(270,508)	$(33,790)
Adjustment for items not involving cash:
- amortization of equipment	1,056	250	-
- forgiveness of debt	-	-	(12,482)
- stock based compensation	413,000	56,840	-
- mineral property costs written off	30,000	-	-
- foreign exchange loss	808	-	-
- accrued interest receivable	(149,206)	-	-
Change in non-cash working capital items:
- receivables	(3,393)	(7,008)	(13)
- prepaid expenses and deposits	(14,108)	1,158	(3,933)
- accounts payable and accrued liabilities	41,451	19,500	(48,689)
	(640,790)	(199,768)	(98,907)
Cash flows from financing activities
Shares issued for cash	811,590	5,262,594	199,500
Related party advances (net)	-	-	(1,000)
Loans payable	-	-	(24,154)
	811,590	5,262,594	174,346
Cash flows used in investing activities
Mineral property option payment	(15,000)	(5,000)	-
Acquisition of capital assets	(5,435)	(1,668)	-
Increase in short-term investments	(4,840,000)	(300,000)	-
	(4,860,435)	(306,668)	-
Increase (decrease) in cash and cash equivalents	(4,689,635)	4,756,158	75,439
Cash and cash equivalents, beginning of year	4,834,312	78,154	2,715
Cash and cash equivalents, end of year	$144,677	$4,834,312	$78,154
Supplemental disclosure of cash flow information
Interest paid in cash	$-	$-	$-
Income taxes paid in cash	$-	$-	$-
Non Cash Transaction
Shares issued for mineral property	$10,000	$-	$-

See Accompanying Notes to Financial Statements

EAST ENERGY CORP.

(Formerly Gobi Gold Inc.)

Notes to Financial Statements

March 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

1.

Nature of Operations and Continuing Operations

East Energy Corp. (the “Company”), formerly Gobi Gold Inc., is in the business of the acquisition and exploration of mineral property interests with a primary focus on  properties in the Peoples Republic of China (“China”) and North America.  The Company is in the process of exploring and evaluating a mineral property interest in China and has not yet determined whether the property contains ore reserves that are economically recoverable.  The ability of the Company to meet its commitments as they become payable, including the completion of acquisitions, exploration and development of mineral properties and projects, is dependent on the ability of the Company to obtain necessary financing.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

On August 29, 2006, the Corporation split its share capital on the basis of two post-split shares for every one pre-split share.  All share and per share amounts in these financial statements have been adjusted to reflect the share split.

The Company has not generated any operating revenue to date and has experienced recurring operating losses.

The Company’s financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business.  The Company’s ability to continue as a going concern is dependent upon successful completion of additional financing, continuing support of creditors and upon its ability to attain profitable operations.  Management’s plan in this regard is to raise equity financing as required.  These financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern.

EAST ENERGY CORP.

(Formerly Gobi Gold Inc.)

Notes to Financial Statements

March 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies

(a)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.  Actual results could differ from those estimates.

(b)

Cash and Cash Equivalents

Cash and cash equivalents consist of short-term money market instruments which are highly-liquid investments and readily convertible into cash with a remaining term to maturity of 90 days or less when acquired.

(c)

Short-term Investments

Short-term investments are carried at the lower of cost and market. As at March 31, 2007 and 2006, short-term investments consist of guaranteed investment certificates with term to maturity of greater than 90 days when acquired.

(d)

Capital Assets

Capital assets are recorded at cost and amortization is provided as follows:

Computer equipment	30% per year, declining-balance basis
Office equipment and furniture	20% per year, declining-balance basis

Amortization is provided at half the annual rate in the year of acquisition.

(e)

Revenue Recognition

Interest income on cash and cash equivalents and short-term investments is recognized as it is earned.

EAST ENERGY CORP.

(Formerly Gobi Gold Inc.)

Notes to Financial Statements

March 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

2.   Significant Accounting Policies (continued)

(f)

Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method.  The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. As the Company incurred net losses in fiscal 2007, 2006 and 2005, the stock options and share purchase warrants were not included in the computation of loss per share as their inclusion would be anti-dilutive.

The total number of dilutive securities which are anti-dilutive as at March 31, 2007 is 7,545,000 (2006 – 6,284,500).

(g)

Acquisition, Exploration and Development of Mineral Interests

Mineral property and mineral rights acquisition costs are capitalized until the viability of the mineral interest is determined. If a mineral ore body is discovered, capitalized costs will be amortized over their estimated useful lives following the commencement of production. Otherwise, capitalized acquisition costs are expensed when it is determined that the mineral property has no future economic value. Capitalized amounts (including capitalized development costs) are written down if future cash flows, including potential sales proceeds, related to the mineral property are estimated to be less than the property’s total carrying value. Management reviews the carrying value of each mineral property periodically, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Reductions in the carrying value of a property would be recorded to the extent that the total carrying value of the mineral property exceeds its estimated fair value.

Exploration costs are expensed as incurred. When it is determined that a mining deposit can be economically and legally extracted or produced based on established proven and probable reserves, further exploration costs and development costs incurred after such determination will be capitalized. The establishment of proven and probable reserves is based on results of final feasibility studies which indicate whether a property is economically feasible. Upon commencement of commercial production, capitalized costs will be transferred to the appropriate asset categories and amortized over their estimated useful lives. Capitalized costs, net of salvage values, relating to a deposit which is abandoned or considered uneconomic for the foreseeable future will be written off.

EAST ENERGY CORP.

(Formerly Gobi Gold Inc.)

Notes to Financial Statements

March 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies (continued)

(h)

Asset Retirement Obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which they are incurred and in which a reasonable estimate of such costs can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related asset and depreciated over the life of the asset. Over time, the liability is increased to reflect an interest element (accretion expenses) considered in its initial measurement at fair value. The amount of liability will be subject to re-measurement at each reporting period. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, and the means of reclamation or cost estimates.

Changes in estimates are accounted for prospectively from the period the estimate is revised.

As at March 31, 2007, 2006 and 2005, the Company did not have any asset retirement obligations.

(i)      Income Taxes

The Company follows the liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(j)     Stock Based Compensation

The Company follows the fair value method, as determined using the Black-Scholes option valuation model, of accounting for stock-based compensation as recommended by the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based compensation and other stock-based payments.

Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period.

EAST ENERGY CORP.

(Formerly Gobi Gold Inc.)

Notes to Financial Statements

March 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

2.   Significant Accounting Policies (continued)

(k)    Foreign Currency Transactions

The Company’s functional currency is the Canadian dollar.  The Company follows the temporal method of accounting for foreign currency transactions.  Under this method, transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at the transaction dates.  At year-end, monetary assets and liabilities are re-measured at the year-end exchange rates, and non-monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at their historical exchange rates.  The exchange gains and losses on translation are charged to operations.

3.

Short-term Investments

As at March 31, 2007, the Company has $5,140,000 (March 31, 2006 - $300,000) in short-term investments consisting of cashable guaranteed investment certificates maturing from July 4, 2007 to March 26, 2008. The yields on these investments are between 3.9% to 4.1% (March 31, 2006 – 3.5%) per year.

4.

Mineral Interests

Jiangcang Coal Basin Project

During the year ended March 31, 2007, the Company signed Share Transfer and Joint Venture Agreements with China Minmetals Corporation and Minmetals Investment Development Ltd (“the vendors”), for coal exploration, mining and coking projects in Qinghai Province, China.

Under the terms of the Agreements, the Company may acquire a 49% equity interest in Qinghai Sinomine Resources Development Ltd. (“QSRD”), a company 100% owned by the vendors.

To acquire the 49% interest in QSRD, the Company shall pay RMB44 million (approximately $6.6 million) to the vendors, payable in two installments:

(c)

The first payment of RMB10 million (approximately $1.5 million) is due within 15 days of Chinese Federal Government approval;

EAST ENERGY CORP.

(Formerly Gobi Gold Inc.)

Notes to Financial Statements

March 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

4.    Mineral Interests (continued)

(d)

The second payment of RMB34 million (approximately $5.1 million) is due within 30 days of receipt of a business license for the Joint Venture.

QSRD currently holds an exploration license in the Qinghai Jiangcang Metallurgical Coal Basin and a 26% equity interest in Zhong’ao Energy Co, Ltd. (“Zhong’ao”). Zhong’ao controls four blocks of coal in the Jiangcang Coal Basin. It is for one of these blocks of coal that QSRD holds its exploration license.  One mining license has been granted to Zhong’ao.  Subsequent to March 31, 2007, the Company issued 250,000 common shares as a finder’s fee in conjunction with the above transaction.  The Joint Venture Agreement has been approved by the TSX Venture Exchange; it is subject to approval by the Chinese regulatory authorities.

Mongolia Project

On February 9, 2006, the Company signed an Earn-In Agreement with Asia Gold Corp. (“Asia Gold”). Pursuant to the Earn-In Agreement, the Company had been granted an option to earn up to an 80% undivided interest in seven mineral and coal licenses on Mongolia Property in the South Gobi Province of Mongolia.

The Company had made a non-refundable option payment of $20,000 and issued the first installment of 8,264 common shares valued at $10,000 ($1.21 per share).  On March 27, 2007, the Company terminated its Earn-in Agreement with Asia Gold. All costs associated with the property have been written off as of March 31, 2007.

The following is a summary of exploration costs incurred by the Company:

	YEAR ENDED MARCH 31
	2007	2006	2005

Consulting and technical report	$28,734	$23,403	$-
Labor costs	29,068	-	-
Travel costs	8,253	1,642	-
Other costs	24,210	4,205	-

	$90,265	$29,250	$-

EAST ENERGY CORP.

(Formerly Gobi Gold Inc.)

Notes to Financial Statements

March 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

5.

Capital Assets

March 31, 2007
		Accumulated	Net Book
	Cost	Amortization	Value
Computer equipment	$ 3,418	$ 938	$ 2,480
Office equipment and furniture	3,685	368	$ 3,317

	$ 7,103	$ 1,306	$ 5,797

March 31, 2006
		Accumulated	Net book
	Cost	Amortization	Value

Computer equipment	$ 1,668	$ 250	$ 1,418

6.  Share Capital

On August 29, 2006, the Corporation split its share capital on the basis of two post-split shares for every one pre-split share.  All share and per share amounts in these financial statements have been adjusted to reflect the share split.

(a)  Common Stock

 Authorized:  unlimited common shares without par value

EAST ENERGY CORP.

(Formerly Gobi Gold Inc.)

Notes to Financial Statements

March 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

6.   Share Capital (continued)

(a)  Common Stock (continued)

 Issued:

	Shares	Amount
Balance, March 31, 2004	4,337,818	$ 2,590,931
Shares issued for cash pursuant to a private placement at $0.14 per share.	2,850,000	199,500
Balance, March 31, 2005	7,187,818	2,790,431
Shares issued for cash:
- Share purchase warrants exercised at $0.10 per share	1,425,000	142,500
- Private placement at $0.085 per share	4,116,000	349,860
- Private placement at $0.50 per share less $229,766 for share issuance costs	10,000,000	4,770,234
Finders’ fees for 366,000 common shares issued for March 2006 private placement	366,000	183,000
Share issuance cost for finders’ units	-	(183,000)
Fair value of broker warrants to purchase 150,000 common shares	-	(115,000)
Balance, March 31, 2006	23,094,818	7,938,025
Shares issued for cash:
- Stock options exercised at $0.30 per share, including $5,200 contributed surplus attributed to stock-based compensation recognized	20,000	11,200
- Share purchase warrants exercised at $0.115 per share	4,116,000	473,340
- Share purchase warrants exercised at $0.75 per share, including $114,750 contributed surplus attributed to stock-based compensation recognized	443,000	447,000
Shares issued for mineral property	8,264	10,000
Balance, March 31, 2007	27,682,082	$ 8,879,565

EAST ENERGY CORP.

(Formerly Gobi Gold Inc.)

Notes to Financial Statements

March 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

6.   Share Capital (continued)

(a)  Common Stock (continued)

During the year ended March 31, 2005, the Company completed a private placement of 2,850,000 units at a price of $0.07 per unit for total proceeds of $199,500.  Each unit consisted of one common share and one-half share purchase warrant.  Each full share purchase warrant entitles the holder to purchase one common share at a price of $0.10 until April 30, 2005.  The gross proceeds were used to pay off the Company’s debts, and provide the Company with working capital to allow it to investigate new mineral exploration property acquisitions.  The securities issued upon exercise of warrants are subject to a four-month hold period.

In August 2005, the Company completed a non-brokered private placement of 4,116,000 units at $0.085 per unit, each unit consisting of one share and one warrant to purchase one common share at $0.115 one year from closing.

In March 2006, the Company completed a private placement of 10,000,000 units at $0.50 each for gross proceeds of $5,000,000. Of this amount, $4,250,000 was raised on a non-brokered basis and $750,000 was raised on a brokered basis. Each unit consists of one common share and one-half warrant to purchase one share at $0.75 one year from closing.  During the year ended March 31, 2007, the Company’s board of directors approved a two month extension of the warrants to May of 2007.

The Company paid a cash commission of $112,500 and issued 366,000 units with a fair value of $183,000 as finder’s fee for the funds raised on the non-brokered portion of the private placement.

For the brokered portion of the private placement, Blackmont Capital Inc. was paid a cash commission equal to $52,500 or 7% of the proceeds from the brokered portion of the private placement and a corporate finance fee of $20,000. Legal and other costs in relation to the private placement amounted to $44,766. The Company also granted broker warrants to the agent entitling it to purchase 150,000 common shares at $0.75 per share for a period of one year from the closing date. The estimated fair value of the broker warrants using the Black Scholes model, using a risk-free interest rate of 3.94%, an expected life of 1 year, dividend yield of 0% and volatility of 126%, being $115,000, has been recorded as an issuance cost.

In April, 2006, pursuant to the Earn-in Agreement, the Company issued the first installment of 8,264 common shares to Asia Gold at $1.21 per share for $10,000.

As at March 31, 2007, 150,448 (March 31, 2006 – 150,448) shares were held in escrow in accordance with the requirements of the TSX Venture Exchange.

EAST ENERGY CORP.

(Formerly Gobi Gold Inc.)

Notes to Financial Statements

March 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

6.   Share Capital (continued)

(b)  Share Purchase Warrants

A summary of the status of share purchase warrants granted by the Company is as follows:

		Weighted Average
	Number of Warrants	Exercise Price
Outstanding at March 31, 2004	-	$ -
Issued	1,425,000	0.10
Outstanding at March 31, 2005	1,425,000	0.10
Issued	9,449,000	0.475
Exercised	(1,425,000)	0.10
Outstanding at March 31, 2006	9,449,000	0.475
Issued	-	-
Exercised	(4,559,000)	0.18
Outstanding at March 31, 2007	4,890,000	$ 0.75

Share purchase warrants outstanding as at March 31, 2007:

Number of Warrants	Exercise Price	Expiry Date

4,890,000	$ 0.75	May 27, 2007

(c)   Contributed Surplus

Summary of contributed surplus is as follows:

Balance at March 31, 2005 and 2004	$ -
2006 stock-based compensation	56,840
Fair value of broker warrants to purchase 150,000 common shares issued for March 2006 private placement	115,000
Balance at March 31, 2006	171,840
2007 stock-based compensation	413,000
Transfer to share capital on exercise of stock options and broker warrants	(119,950)
Balance at March 31, 2007	$ 464,890

EAST ENERGY CORP.

(Formerly Gobi Gold Inc.)

Notes to Financial Statements

March 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

6.   Share Capital (continued)

(d)  Stock Options

The Company may grant options to the Company’s directors, officers, employees and service providers under the Company’s stock option plan.  The maximum number of common shares reserved for issuance is 4,620,616.  The Company expenses stock options over their vesting period, with stock options typically vesting in various increments and having a maximum term of five years.

In the year ended March 31, 2007, the Company granted 1,755,000 stock options to officers, directors, employees, and consultants at prices ranging from $0.80 to $0.81 per share, and recorded $413,000 (2006 - $56,840) of stock-based compensation expenses. A summary of the status of options granted by the Company is as follows:

		Weighted Average
	Number	Exercise Price
Options outstanding at March 31, 2005	-	$ -
Granted	1,140,000	0.30
Exercised	-	-
Expired / cancelled / forfeited	(20,000)	0.30
Options outstanding at March 31, 2006	1,120,000	0.30
Granted	1,755,000	0.80
Exercised	(20,000)	0.30
Expired / cancelled / forfeited	(200,000)	0.80
Options outstanding at March 31, 2007	2,655,000	$ 0.59

The weighted-average fair value of options granted during the year ended March 31, 2007 was $0.75 (March 31, 2006 - $0.52).  Each option entitles the holder to purchase one common share.

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.30 - $0.81	2,655,000	4.01	$ 0.59	636,667	$0.51

EAST ENERGY CORP.

(Formerly Gobi Gold Inc.)

Notes to Financial Statements

March 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

6.    Share Capital (continued)

(d)

Stock Options (continued)

The Company used the Black-Scholes option pricing model to determine the fair value of the options with the following assumptions:

	2007	2006
Risk-free interest rate	4.05% - 4.22%	3.22%
Dividend yield	0%	0%
Volatility	127% - 138%	131%
Approximate expected lives	5 years	5 years

Option pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

7.

 Related Party Transactions

(c)

During the year ended March 31, 2007, the Company paid or accrued $nil (March 31, 2006 – $11,103; March 31, 2005 – $14,809) for accounting and administrative services to a company of which an officer is an employee.

(d)

During the year ended March 31, 2007, the Company paid rent of $38,250 (March 31, 2006 - $8,000; March 31, 2005 - $nil) to a company controlled by a common director.

(c)    During the year ended March 31, 2007, the Company paid or accrued $51,964 (March 31, 2006 – $30,000; March 31, 2005 - $nil) to an officer for legal, regulatory and administration services rendered.

(d)    During the year ended March 31, 2007, the Company accrued $4,500 (March 31, 2006 - $nil; March 31, 2005 - $nil) to a director for investor relations services rendered.

(e)    During the year ended March 31, 2007, the Company paid or accrued $27,416 (March 31, 2006 - $nil; March 31, 2005 - $nil) in directors’ fees.

EAST ENERGY CORP.

(Formerly Gobi Gold Inc.)

Notes to Financial Statements

March 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

7.

Related Party Transactions (continued)

(f)

As at March 31, 2007, a total of $25,869 (March 31, 2006 - $nil) is owing to directors, officers and a company controlled by a common director. These amounts are included in accounts payable and accrued liabilities, are non-interest bearing, repayable on demand and are unsecured.

(g)

As at March 31, 2007, a total of $4,994 (March 31, 2006 - $nil) is owed from an officer of the Company. This amount is included in receivables, is non-interest bearing, repayable on demand and is unsecured.

(h)

During the year ended March 31, 2007, the Company paid a salary of $143,601 (March 31, 2006 - $nil; March 31, 2005 - $nil) to a director and president of the Company.  The amount paid is included in exploration costs, property investigation, and office and administration.

(i)

During the year ended March 31, 2005, $1,995 in debt owed to a company which is owned by a former director and officer for advances, accounting and administrative services and office facilities, was written off by mutual agreement.  The amount is shown on the statements of Operations and Deficit as “forgiveness of debt”.

The above transactions are conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

8.

Income Tax

The Company’s provision for income taxes differs from the amounts computed by applying the combined Canadian federal and provincial income tax rates to the loss as a result of the following:

	2007	2006	2005

Statutory rates	34%	35%	36%

Expected income tax recovery at statutory rate	$(328,000)	$(96,000)	$(12,000)
Effect of change in tax rate	11,000	12,000	-
Temporary differences	13,000	(17,000)	-
Non-deductible permanent differences	142,000	20,000	-
Tax benefit not recognized	162,000	81,000	12,000

Future income tax recovery	$-	$-	$-

EAST ENERGY CORP.

(Formerly Gobi Gold Inc.)

Notes to Financial Statements

March 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

8.   Income Tax (continued)

The tax effects of temporary timing differences that give rise to significant components of the future tax assets and future tax liabilities are as follows:

	2007	2006	2005

Future tax assets
Non-capital loss carry forward	$365,000	$272,000	$298,000
Resource deductions and capital assets	191,000	155,000	147,000
Share issuance costs	85,000	144,000	-

Total gross future income tax assets	641,000	571,000	445,000
Less: Valuation allowance	(641,000)	(571,000)	(445,000)

Net future income assets	$-	$-	$-

The net amount which would give rise to a future income tax asset has not been recognized as realization is not considered more likely than not.  Due to the uncertainty of future taxable income, all deferred tax assets have been fully valued against.

At March 31, 2007, the Company has non-capital losses of approximately $1,070,000 (March 31, 2006 – $776,000, March 31, 2005 - $828,000), which may be carried forward to apply against future years’ income for Canadian income tax purposes, subject to final determination by taxation authorities expiring as follows:

2008	$ 122,000
2009	74,000
2010	45,000
2014	25,000
2015	34,000
2016	262,000
2027	508,000

$ 1,070,000

In addition, the Company has resource related expenditures totaling $ 560,000 (March 31, 2006 - $ 442,000; March 31, 2005 - $430,000) which can be carried forward indefinitely to offset future taxable income.

EAST ENERGY CORP.

(Formerly Gobi Gold Inc.)

Notes to Financial Statements

March 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

9.

Financial Instruments

Fair value - The fair value of cash, short-term investments, accrued interest receivable, receivables and accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these financial instruments.

Exchange risk - The Company has incurred property investigation costs in China and Mongolia and some of its exploration expenditures are payable in the currency other than Canadian dollars and are therefore subject to foreign currency risk arising from changes in exchange rates with the Canadian dollar.

Interest rate risk - The Company has no interest-bearing debt and so is not exposed to interest rate risk.

Credit risk - The Company generally places its short-term investment funds into government and Canadian bank debt securities and is therefore subject to minimal credit risk with regard to short-term investments.

10.

Comparative Figures

Certain prior year comparative amounts have been reclassified to conform to the current years presentation.

11.

Subsequent Events

Subsequent to the year ended March 31, 2007, the Company:

a)

closed a non-brokered private placement to raise gross proceeds of $1,000,000 by issuing 1,250,000 units at $0.80 per unit. Each unit consists of one common share of the Company and one common share purchase warrant. Each common share purchase warrant entitles the holder thereof to acquire one additional common share of the Company at $1.00 within one year from closing or $1.20 in the second year from closing.  In addition, a finder’s fee of 77,000 common shares were issued. All securities issued in connection with the private placement are subject to a four month hold period.

b)  issued 4,483,500 common shares pursuant to the exercise of common share purchase warrants for gross proceeds of $3,358,875.

c)   issued 250,000 common shares as a finder’s fee in conjunction with the Jiangcang Coal Basin Project as described in note 4.

EAST ENERGY CORP.

(Formerly Gobi Gold Inc.)

Notes to Financial Statements

March 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

11.

Subsequent Events (continued)

Subsequent to the year ended March 31, 2007, the Company:

d)   granted 200,000 stock options to purchase 200,000 common shares at $0.80 per share until April 1, 2010.

e)

granted 200,000 stock options to purchase 200,000 shares at $0.86 per share until June 20, 2012.

12.  Commitments

(a)

The Company has commitments in respect of office leases requiring minimum payments of $5,438 per month as follows:

2008	$ 65,300
2009	65,300
2010	65,300
2011	65,300
2012	65,300
2013	65,300
2014	65,300
2015	65,300
$ 522,400

The Company sub-leases space from a company controlled by a common director.

(b)

East Energy also has conditional payment commitment in respect of the Jiangcang Coal Basin as described under The China Minmetals Joint Venture Agreement and Share Transfer Agreement (Note 4).  The Company does not expect to make any payments in fiscal 2007.

13.  Reconciliation of Canadian and United States Generally Accepted Accounting Principles

a.

Reconciliation of Balance Sheets Items:

	2007	2006

Total assets (Canadian GAAP)	$5,481,946	$5,150,829

Total assets (US GAAP)	$5,481,946	$5,150,829

EAST ENERGY CORP.

(Formerly Gobi Gold Inc.)

Notes to Financial Statements

March 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

13.  Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

b.

Reconciliation of shareholders’ equity

	2007	2006

Shareholders’ equity (Canadian GAAP)	$5,400,548	$5,126,356

Shareholders’ equity (US GAAP)	$5,400,548	$5,126,356

c.

Reconciliation of Statement of Operations Items:

	2007	2006	2005

Loss for the year (Canadian GAAP)	$(960,398)	$(270,508)	$(33,790)

Loss for the year (US GAAP)	(960,398)	(270,508)	(33,790)

Comprehensive loss (US GAAP)	$(960,398)	$(270,508)	$(33,790)

Loss per share
- basic and diluted (US GAAP)	$(0.04)	$(0.02)	$(0.00)

Weighted average number of common shares outstanding
- basic and diluted (US GAAP)	25,488,360	10,932,351	6,810,932

d.

Reconciliation of Statement of Cash Flows Items:

There was no difference in statement of cash flows between Canadian GAAP and US GAAP.

e.

Exploration stage enterprise

Under US GAAP, the Company is considered to be an enterprise in the exploration stage as substantially all of its efforts have been directed towards the investigation of business opportunities and exploration of resource properties.  Accounting principles for exploration stage enterprises require the specific disclosure of this fact and the presentation of certain cumulative information from the inception of the exploration stage.  However, it does not require any changes in the measurement of assets, liabilities, revenues or expenses from that set out in the financial statements prepared in accordance with Canadian GAAP.

EAST ENERGY CORP.

(Formerly Gobi Gold Inc.)

Notes to Financial Statements

March 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

13. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

f.

Mineral Interests

Under Canadian GAAP, costs of acquisition and exploration and development expenditures are permitted to be capitalized until such time as the extent of mineralization has been determined and mineral rights are either developed, sold or abandoned.  Under US GAAP, all exploration and developments costs incurred prior to the determination of economic feasibility are expensed currently.

As described in note 2 (g), the Company’s accounting policy is to expense exploration and development expenditures until such time as a mining deposit can be determined.  The Company’s accounting policy for its mineral interests under Canadian GAAP is the same as under US GAAP.

g)  Other Comprehensive Income

US GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements and that the aggregate amount of comprehensive income excluding the deficit be disclosed separately in shareholders’ equity.  Comprehensive income, which incorporates the net loss, includes all changes in shareholders’ equity during a period except those resulting from investments by and distributions to owners.  There is currently no requirement to disclose comprehensive income under Canadian GAAP.

h)  Short-Term Investments

Under US GAAP Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, the Company has classified certain of its short-term investments as trading securities and, accordingly, have included the changes in net unrealized holding gains or losses on these securities in operations.  Therefore, there is no difference between the Company’s accounting policy for short-term investments between US GAAP and Canadian GAAP.

EAST ENERGY CORP.

(Formerly Gobi Gold Inc.)

Notes to Financial Statements

March 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

13. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

i)

Stock-Based Compensation

The Company has previously granted stock option to certain directors, employees and consultants.  Under previous Canadian GAAP, no compensation expense was recorded in connection with the granting of stock options.  Under previous US GAAP, the Company is required to account for stock-based compensation in respect of stock options granted to directors and employees using the intrinsic value based method in accordance with the Accounting Principles Board (“APB”) Opinion No. 25.  Stock options granted non-employees were accounted for by applying the fair value method using the Black-Scholes option pricing model in accordance with SFAS 123.  Commencing January 1, 2003, under Canadian GAAP, the Company expenses the fair value of all stock options granted and under US GAAP has elected to prospectively change its accounting policy to account for all stock options granted in accordance with SFAS 123.  On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS 123(R), “Share-Based Payment”, which is a revision of SFAS 123.  SFAS 123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant.  As a result, effective January 1, 2003, there is no difference between the Company’s accounting policy for stock options under US GAAP versus Canadian GAAP.

j)    Escrowed Shares

Under US GAAP, performance-based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied and are excluded from the computation of the weighted average of shares outstanding.  The Company’s escrow shares are performance-based and therefore are excluded from the calculation of the weighted average number of shares for purpose of loss per share.

k)

Income Taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years.  Under US GAAP, only enacted rates are used in the calculation of future income taxes.  This GAAP difference did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended March 31, 2007, 2006 and 2005.

EAST ENERGY CORP.

(Formerly Gobi Gold Inc.)

Notes to Financial Statements

March 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

13. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

l)

New Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB No. 29, Accounting for Nonmonetary Transactions. SFAS No. 153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of FASB No. 153 did not have a material impact on the Company’s financial statements.

FAS 154, “Accounting changes and error corrections” - establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle.  Effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.  The adoption of this pronouncement did not have an impact on its financial statements.

FASB has issued SFAS 157, "Fair Value Measurements", which defines fair value, establishes a framework for consistently measuring fair value under GAAP and expands disclosures about fair value measurements. SFAS 157 is effective beginning January 1, 2008, and the provisions of SFAS 157 will be applied prospectively as of that date.  The adoption of SFAS 157 did not have an effect on the Company's financial position.

EAST ENERGY CORP.

(Formerly Gobi Gold Inc.)

Notes to Financial Statements

March 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

13. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

l)

New Accounting Pronouncements (continued)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB statement No. 115.” This Statement permits all entities to choose, at specified election dates, to measure eligible items at fair value (the “fair value option”). A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. Upfront costs and fees related to items for which the fair value option is elected shall be recognized in earnings as incurred and not deferred. If an entity elects the fair value option for a held-to-maturity or available-for-sale security in conjunction with the adoption of this Statement, that security shall be reported as a trading security under Statement 115, but the accounting for a transfer to the trading category under paragraph 15(b) of Statement 115 does not apply. Electing the fair value option for an existing held-to-maturity security will not call into question the intent of an entity to hold other debt securities to maturity in the future. This statement is effective as of the first fiscal year that begins after November 15, 2007. The Company is currently analyzing the effects of SFAS 159 but does not expect its implementation will have a significant impact on the Company's financial condition or results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 requires companies to evaluate the materiality of identified unadjusted errors on each financial statement and related financial statement disclosure using both the rollover approach and the iron curtain approach, as those terms are defined in SAB 108. The rollover approach quantifies misstatements based on the amount of the error in the current year financial statement, whereas the iron curtain approach quantifies misstatements based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origin. Financial statements would require adjustment when either approach results in quantifying a misstatement that is material. Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. If a company determines that an adjustment to prior year financial statements is required upon adoption of SAB 108 and does not elect to restate its previous financial statements, then it must recognize the cumulative effect of applying SAB 108 in fiscal 2006 beginning balances of the affected assets and liabilities with a corresponding adjustment to the fiscal 2006 opening balance in retained earnings. SAB 108 is effective for interim periods of the first fiscal year ending after November 15, 2006, and was adopted by the Company in the first quarter of 2007. The Company does not expect the adoption of this interpretation to have an impact on its financial position or results of operations.

EAST ENERGY CORP.

(Formerly Gobi Gold Inc.)

Notes to Financial Statements

March 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

13. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

l)

New Accounting Pronouncements (continued)

The FASB has also issued FAS Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FAS Interpretation No. 109, "Accounting for Income Taxes".  FIN 48 prescribes a recognition threshold and measurement attributable for the   financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions.  FIN 48 is effective for fiscal years beginning after December 15, 2006.  The adoption of FIN 48 is not expected to have an effect on the Company's financial position.

The Emerging Issues Task Force issued EITF Issue 04-6 – “Accounting for Stripping Costs in the Mining Industry”, stating that post-production stripping costs are a component of mineral inventory costs subject to the provisions of the American Institute of Certified Public Accountants Accounting Research Bulletin No. 43 – “Restatement and Revision of Accounting Research Bulletins, Chapter 4, “Inventory Pricing”, (“ARB No. 43”).  Based upon this statement, post-production stripping costs are considered as costs of the extracted minerals under a full absorption costing system and are recognized as a component of inventory to be recognized in costs of sales in the same period as the revenue from the sale of the inventory.  In addition, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period.  The provisions will be effective for financial statements issued for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted.  The Company has determined that the adoption of EITF Issue 04-6 does not have an impact on its results of operations or financial position since the Company is in the exploration stage.

EAST ENERGY CORP.

(Formerly Gobi Gold Inc.)

(An exploration stage enterprise)

Financial Statements

(Expressed in Canadian dollars)

JUNE 30, 2007

Index

Notice to Reader

Balance Sheets

Statements of Operations and Deficit

Statements of Cash Flows

Notes to Financial Statements

EAST ENERGY CORP.

(Formerly Gobi Gold Inc.)

2772 – 1055 West Georgia Street

Vancouver, B.C. V6E 3R5

Phone: 604-688-0939  Fax: 604-684-7322

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of East Energy Corp. have been prepared by, and are the responsibility of, the Company’s management. The accompanying unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in Canada, consistent with previous periods.

East Energy Corp.’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

EAST ENERGY CORP.
(Formerly Gobi Gold Inc.)
(An exploration stage enterprise)
Balance Sheets
Unaudited –Prepared by Management
(Expressed in Canadian Dollars)
	June 30, 2007	March 31, 2007
ASSETS

Current assets
Cash and cash equivalents	$212,303	$144,677
Short-term investments (Note 2)	9,095,000	5,140,000
Accrued interest receivable	212,861	149,206
Receivables	16,923	10,717
Prepaid expenses and deposits	8,080	31,549

Total current assets	9,545,167	5,476,149

Mineral interests (Note 3)	227,500	-
Equipment (Note 4)	9,092	5,797

Total assets	$9,781,759	$5,481,946

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$51,325	$81,398

SHAREHOLDERS' EQUITY

Share capital (Note 5a)	13,465,907	8,879,565

Contributed surplus (Note 5c)	577,890	464,890

Deficit	(4,313,363)	(3,943,907)

Total shareholders’ equity	9,730,434	5,400,548

Total liabilities and shareholders’ equity	$9,781,759	$5,481,946

On behalf of the Board:	"Ken Cai"	"Wade Dawe"
	Ken Cai	Wade Dawe

	Director	Director

See Accompanying Notes to Financial Statement

EAST ENERGY CORP.
(Formerly Gobi Gold Inc.)
(An exploration stage enterprise)
Statements of Operations and Deficit
Unaudited –Prepared by Management
(Expressed in Canadian Dollars)
	Three Months Ended June 30, 2007	Three Months Ended June 30, 2006

Exploration costs (Note 3)	$70,390	$18,556

Administrative expenses
Accounting and audit	20,295	5,475
Amortization of equipment	445	106
Consulting fees	-	15,800
Directors’ fees	8,625	-
Investor Relations	27,765	3,706
Legal fees	5,916	8,000
Regulatory and filing	18,934	2,909
Office and miscellaneous	34,092	2,007
Property investigation	78,630	-
Recruitment	29,332	-
Rent	10,141	6,750
Stock based compensation	113,000	24,000
Telephone	1,884	782
Travel and transportation	20,836	5,503

	369,895	75,038

Operating loss	(440,285)	(93,594)

Other income
Interest income	70,830	7,000

Loss for the period	(369,455)	(86,594)

Deficit, beginning of period	(3,943,908)	(2,983,509)

Deficit, end of period	$(4,313,363)	$(3,070,103)

Loss per share - basic and diluted	$(0.01)	$(0.01)

Weighted average number of common shares outstanding – basic and diluted (Note 5)	30,491,769	11,553,493

See Accompanying Notes to Financial Statement

EAST ENERGY CORP.
(Formerly Gobi Gold Inc.)
(An exploration stage enterprise)
Statements of Cash Flow
Unaudited –Prepared by Management
(Expressed in Canadian Dollars)
	Three Months Ended June 30, 2007	Three Months Ended June 30, 2006

Cash flows used in operating activities
Loss for the period	$(369,455)	$(86,594)
Adjustment for items not involving cash:
- amortization of equipment	445	106
- stock based compensation	113,000	24,000
- foreign exchange gain	(28)	-
- accrued interest receivable	(70,685)	(7,000)
Change in non-cash working capital items:
- increase in receivables	824	1,057
- decrease (increase) in prepaid expenses	23,497	(1,771)
- increase (decrease) in accounts payable and accrued liabilities	(30,073)	705

	(332,475)	(69,497)

Cash flows from financing activities
Shares issued for cash	4,358,842	-

Cash flows used in investing activities
Mineral property option payment	-	(15,000)
Acquisition of equipment	(3,741)	-
Decrease (increase) in short-term investments	(3,955,000)	(4,500,000)

	(3,958,741)	(4,515,000)

Increase (decrease) in cash and cash equivalents	67,626	(4,584,497)

Cash and cash equivalents, beginning of period	144,677	4,834,312

Cash and cash equivalents, end of period	$212,303	$249,815

Supplemental disclosure of cash flow information
Interest paid in cash	$-	$-
Income taxes paid in cash	$-	$-

See Accompanying Notes to Financial Statement

EAST ENERGY CORP.

(formerly Gobi Gold Inc.)

Notes to Financial Statements

June 30, 2007

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

1.    Nature of Operations and Continuing Operations

East Energy Corp. (the “Company”), formerly Gobi Gold Inc., is in the business of the acquisition and exploration of mineral property interests with a primary focus on properties in the Peoples Republic of China (“China”) and North America.  The Company is in the process of exploring and evaluating a mineral property interest in China and has not yet determined whether the property contains ore reserves that are economically recoverable.  The ability of the Company to meet its commitments as they become payable, including the completion of acquisitions, exploration and development of mineral properties and projects, is dependent on the ability of the Company to obtain necessary financing.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

On August 29, 2006, the Corporation split its share capital on the basis of two post-split shares for every on pre-split share.  All share and per share amounts in these financial statements have been adjusted to reflect the share split.

The Company has not generated any operating revenue to date and has experienced recurring operating losses.

The Company’s financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business.  The Company’s ability to continue as a going concern is dependent upon successful completion of additional financing, continuing support of creditors and upon its ability to attain profitable operations.  Management’s plan in this regard is to raise equity financing as required.  These financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern.

2.

Short-term Investments

As at June 30, 2007, the Company has $9,095,000 (March 31, 2007 - $5,140,000) in short-term investments consisting of cashable guaranteed investment certificates maturing from July 4, 2007 to May 26, 2008. The yields on these investments are 3.9 % to 4.1% (March 31, 2007 – 3.9% to 4.1%) per year.

See Accompanying Notes to Financial Statement

EAST ENERGY CORP.

(formerly Gobi Gold Inc.)

Notes to Financial Statements

June 30, 2007

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

3.

Mineral Interest

The following is a summary of exploration costs incurred by the Company:

	QUARTER ENDED JUNE 30
	2007	2006
Consulting and technical report	$ 18,922	$ 750
Labor costs	39,526	-
Travel costs	6,582	1,629
Other costs	5,360	19,435
	$ 70,390	$ 18,556

Jiangcang Coal Basin Project

On February 26, 2007, the Company signed a Joint Venture Agreement with China Minmetals Corporation (“China Minmetals”) for coal exploration, mining and coking projects in Qinghai Province, China.

Under the terms of the Agreement, the Company will acquire a 49% equity interest in Qinghai Sinomine Resources Development Ltd. (“QSRD”), a company 100% owned by China Minmetals.

To acquire the 49% interest in QSRD, the Company shall pay RMB44 million (approximately $6.2 million) to China Minmetals, payable in two installments:

(e)

The first payment of RMB10 million (approximately $1.4 million) is due within 15 days of Chinese Federal Government approval;

(f)

The second payment of 34 million RMB (approximately $4.8 million) is due upon receipt of a business license for the Joint Venture.

QSRD currently holds an exploration license in the Qinghai Jiangcang Metallurgical Coal Basin and a 26% equity interest in Zhong’ao Energy Co, Ltd. (“Zhong’ao”). Zhong’ao controls four blocks of coal in the Jiangcang Coal Basin. It is for one of these blocks of coal that QSRD holds its exploration license.  One mining license has been granted to Zhong’ao.

The Company issued on June 6, 2007 250,000 common shares at a deemed value of $227,500 as a finder’s fee in conjunction with the above transaction.  The Joint Venture Agreement has been approved by the TSX Venture Exchange; it is subject to approval by the Chinese regulatory authorities.

EAST ENERGY CORP.

(formerly Gobi Gold Inc.)

Notes to Financial Statements

June 30, 2007

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

3.

Mineral Interest (continued)

Mongolia Project

On February 9, 2006, the Company signed an Earn-In Agreement with Asia Gold Corp. (“Asia Gold”). Pursuant to the Earn-In Agreement, the Company had been granted an option to earn up to an 80% undivided interest in seven mineral and coal licenses on Mongolia Property in the South Gobi Province of Mongolia.

The Company had made a non-refundable option payment of $20,000 and issued the first installment of 8,264 common shares valued at $10,000 ($1.21 per share).  On March 27, 2007, the Company terminated its Earn-in Agreement with Asia Gold.  All costs associated with the property have been written off as of March 31, 2007.

4.

Plant, Property and Equipment

June 30, 2007
		Accumulated	Net Book
	Cost	Amortization	Value
Computer equipment	$ 3,418	$ 1,124	$ 2,294
Office equipment and furniture	7,426	628	$ 6,798

	$ 10,844	$ 1,752	$ 9,092

March 31, 2007
		Accumulated	Net book
	Cost	Amortization	value

Computer equipment	$ 3,418	$ 938	$ 2,480
Office equipment and furniture	3,685	368	$ 3,317

	$ 7,103	$ 1,306	$ 5,797

5.

Share Capital

On August 29, 2006, the Corporation split its share capital on the basis of two post-split shares for every one pre-split share.  All share and per share amounts in these financial statements have been adjusted to reflect the share split.

EAST ENERGY CORP.

(formerly Gobi Gold Inc.)

Notes to Financial Statements

June 30, 2007

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

5.

Share Capital (continued)

(a)   Common Stock

        Authorized:

unlimited common shares without par value

        Issued:

	Shares	Amount
Balance, March 31, 2006	23,094,818	$ 7,938,025
Shares issued for cash:
- Stock options exercised at $0.30 per share, including $5,200 contributed surplus attributed to stock-based compensation recognized	20,000	11,200
- Share purchase warrants exercised at $0.115 per share	4,116,000	473,340
- Share purchase warrants exercised at $0.75 per share, including $114,750 contributed surplus attributed to stock-based compensation recognized	443,000	447,000
Shares issued for mineral property	8,264	10,000
Balance, March 31, 2007	27,682,082	8,879,565
Shares issued for cash:
- Share purchase warrants exercised at $0.75 per share net of exercise cost of $3,783	4,483,500	3,358,842
- Private placement at $0.80 per share	1,250,000	1,000,000
Finders’ fee for 77,000 common shares issued for April 2007 private placement	77,000	61,600
Share issuance costs for finders’ units	-	(61,600)
Shares issued for finders’ fee for mineral property	250,000	227,500
Balance, March 31, 2007	33,742,852	$ 13,465,907

In April 2006, pursuant to the Earn-in Agreement, the Company issued the first installment of 4,132 common shares to Asia Gold at $2.42 per share for $10,000.

In August 2006, 4,116,000 common shares were issued pursuant to the exercise of share purchase warrants for $473,340.

EAST ENERGY CORP.

(formerly Gobi Gold Inc.)

Notes to Financial Statements

June 30, 2007

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

5.

Share Capital (continued)

(a)  Common Stock (continued)

In March 2007, 443,000 common shares were issued pursuant to the exercise of share purchase warrants for $447,000, including $114,750 from contributed surplus attributed to the recognition of stock-based compensation.

In April and May 2007, 4,483,500 common shares were issued pursuant to the exercise of share purchase warrants for $3,358,842, which is net of exercise costs of $3,783.

In April 2007, the Company completed a non-brokered private placement of 1,250,000 units at $1.00 per unit, each unit consisting of one common share of the Company and one common share purchase warrant.  Each common share purchase warrant entitles the holder thereof to acquire one additional common share of the company at $1.00 within one year of closing or $1.20 in the second year from closing.  In addition a finders’ fee of 77,000 common shares at a deemed value of $61,600 were issued.  All securities issued in connection with the private placement are subject to a four month hold period.

In June 2007, the Company issued 250,000 common shares at a deemed value of $227,500 as a finders’ fee in conjunction with the Jiangcang Coal Basin Project as described in note 4.

As at June 30, 2007, 150,448 (March 31, 2007 – 150,448) shares were held in escrow in accordance with the requirements of the TSX Venture Exchange.

(b)  Share Purchase Warrants

A summary of the status of share purchase warrants granted by the Company is as follows:

		Weighted Average
	Number of Warrants	Exercise Price
Outstanding at March 31, 2006	9,449,000	$ 0.475
Issued	-	-
Exercised	(4,559,000)	0.18
Outstanding at March 31, 2007	4,890,000	0.75
Issued	1,250,000	1.00
Exercised	(4,483,500)	0.75
Expired/cancelled/forfeited	(406,500)	0.75
Outstanding at June 30, 2007	1,250,000	$ 1.00

EAST ENERGY CORP.

(formerly Gobi Gold Inc.)

Notes to Financial Statements

June 30, 2007

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

5.

Share Capital (continued)

(b)  Share Purchase Warrants

Share purchase warrants outstanding as at June 30, 2007:

Number of Warrants	Exercise Price	Expiry Date

1,250,000	$ 1.00 in year 1, $1.20 in year 2	April 30, 2009

 (c)  Contributed Surplus

Summary of contributed surplus is as follows:

Balance at March 31, 2006	$ 171,840
2006 stock-based compensation	413,000
Transfer to share capital on exercise of stock options	(119,950)
Balance at March 31, 2007	464,890
2007 stock-based compensation	113,000
Balance at June 30, 2007	$ 577,890

(d)

Stock Options

The Company may grant options to the Company’s directors, officers, employees and service providers under the Company’s stock option plan.  The maximum number of common shares reserved for issuance is 4,620,616.  The Company expenses stock options over their vesting period, with stock options typically vesting in increments of one-third per year and having a maximum term of five years.

In the quarter ended June 30, 2007, the Company granted 400,000 stock options to officers, directors, employees and consultants at prices ranging from $0.80 to $0.86 per share, and recorded $113,000 (June 30, 2006 - $24,000) of stock-based compensation expenses. A summary of the status of options granted by the Company is as follows:

EAST ENERGY CORP.

(formerly Gobi Gold Inc.)

Notes to Financial Statements

June 30, 2007

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

5.    Share Capital (continued)

(d) Stock Options (continued)

		Weighted Average
	Number	Exercise Price
Options outstanding at March 31, 2006	1,120,000	$ 0.30
Granted	1,755,000	0.80
Exercised	(20,000)	0.30
Expired / cancelled / forfeited	(200,000)	0.80
Options outstanding at March 31, 2007	2,655,000	0.59
Granted	400,000	0.83
Exercised	-	-
Expired / cancelled / forfeited	(130,000)	0.81
Options outstanding at June 30, 2007	2,925,000	$ 0.62

The weighted-average fair value of options granted during the quarter ended June 30, 2007 was $0.64 (June 30, 2006 - $nil).

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.30 - $0.86	2,925,000	3.72	$ 0.62	686,667	$0.53

The Company used the Black-Scholes option pricing model to determine the fair value of the options with the following assumptions:

	2007	2006
Risk-free interest rate	4.00% - 4.66%	3.22%
Dividend yield	0%	0%
Volatility	111% - 138%	131%
Approximate expected lives	3 years – 5 years	5 years

Option pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility.  Changes in the underlying

EAST ENERGY CORP.

(formerly Gobi Gold Inc.)

Notes to Financial Statements

June 30, 2007

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

5.    Share Capital (continued)

(d) Stock Options (continued)

assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

6.

Related Party Transactions

During the quarter ended June 30, 2007, the Company paid or accrued rent of $10,141 to a company related by a common director (June 30, 2006 - $6,750).   As well during the quarter, the Company paid $6,000 (2006 - $nil) to a company controlled by a director for investor relations and financial services rendered.

The above transactions are conducted in the normal course of business and are measured at an exchange amount, which is the amount of consideration established and agreed to by the parties.

7.

 Financial Instruments

Fair value - The fair value of cash, short-term investments, accrued interest receivable, receivables and accounts payables approximates their carrying value due to the short-term nature of these financial instruments.

Exchange risk - The Company has incurred property investigation costs in China and Mongolia and some of its exploration expenditures are payable in the currency other than Canadian dollars and are therefore subject to foreign currency risk arising from changes in exchange rates with the Canadian dollar.

Interest rate risk - The Company has no interest-bearing debt and so is not exposed to interest rate risk.  The Company does have interest-bearing short term investments.  The interest rate risk is considered minimal as these short term investments have a term of one year and are cashable at any time.

Credit risk - The Company generally places its short-term investment funds into government and Canadian bank debt securities and is therefore subject to minimal credit risk with regard to short-term investments.

EAST ENERGY CORP.

(formerly Gobi Gold Inc.)

Notes to Financial Statements

June 30, 2007

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

8.

Comparative Figures

Certain 2006 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2007.

9.

Subsequent Events

On August 1, 2007, Mr. Garnet Clark was appointed as Vice President, Finance and Chief Financial Officer.  With Mr. Clark’s appointment, Ms. Mar Bergstrom has resigned her position as Acting Chief Financial Officer but remains in her other capacity of Vice President and Corporate Secretary.

Subsequent to the quarter ended June 30, 2007 the company granted 300,000 stock options to purchase 300,000 common shares at $0.66 per share until August 7, 2012.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing this Registration Statement on Form 20-F and that it has duly caused the undersigned to sign this Registration Statement on its behalf.

East Energy Corp.

Dated:

November 28, 2007

“Howard Ratti”

Howard Ratti, President